EXHIBIT 99.1

NOTICE OF SPECIAL
SHAREHOLDER MEETING AND
MANAGEMENT PROXY CIRCULAR

Our special shareholder meeting
will be held at 9:30 a.m. (Eastern time),
on Tuesday, January 23, 2007
at Fairmont The Queen Elizabeth,
900 René-Lévesque Blvd. West, Montréal, Québec
in the Salon Jolliet.

As a shareholder of Bell Canada, you have the right
to vote your shares, either by proxy
or in person at the meeting.

Your vote is important.
This document tells you who can vote,
what you will be voting on and how to exercise
your right to vote your shares.
Please read it carefully.

Bell Canada
December 12, 2006

LETTER FROM THE CHAIR OF THE BOARD
AND THE CHIEF EXECUTIVE OFFICER

December 12, 2006
Dear Shareholder:
You are invited to attend the special meeting of the holders of common shares and preferred shares of Bell Canada. The meeting will be held on January 23, 2007 at 9:30 a.m. (Eastern time), at Fairmont The Queen Elizabeth, 900 René-Lévesque Blvd. West, Montréal, Québec in the Salon Jolliet.
At the special meeting, you will be asked to consider and, if thought appropriate, pass an extraordinary resolution authorizing a proposed capital reorganization of Bell Canada pursuant to a plan of arrangement whereby the preferred shares of Bell Canada would be exchanged for preferred shares of BCE Inc. having the same class rights, privileges, restrictions and conditions as those of the BCE Inc. preferred shares and the same series rights as those currently attached to your Bell Canada preferred shares. The arrangement also provides for the declaration by Bell Canada of a one-time special dividend of $0.20 per preferred share outstanding immediately preceding the exchange. Such special dividend would be paid promptly after the effective date of the arrangement (and in any event within seven days thereof) to holders of preferred shares participating into the arrangement. The purpose of the arrangement is to simplify the reporting requirements of the BCE Inc. group of companies by eliminating the requirement for Bell Canada to file separate continuous disclosure documents from those of BCE Inc., the whole in line with BCE Inc.’s current organizational simplification objectives.
At the special meeting, holders of common shares and preferred shares of Bell Canada, each voting as a separate class, must respectively approve by two-thirds of the votes cast, in person or by proxy, the special resolution approving the arrangement.
The board of directors of Bell Canada retained BMO Nesbitt Burns Inc. to address the fairness, from a financial point of view, of the consideration offered under the arrangement to the holders of preferred shares of Bell Canada. The fairness opinion dated December 11, 2006 and confirmed on December 12, 2006 states that, in BMO Nesbitt Burns Inc.’s opinion, the consideration to be received by the holders of preferred shares of Bell Canada under the arrangement is, in respect of each series of preferred shares, fair, from a financial point of view, to the preferred shareholders.
The accompanying information circular provides a detailed description of the arrangement. Please give this material your careful consideration.
If you are unable to attend the meeting in person, please complete and deliver the enclosed form of proxy in accordance with the instructions set out in the accompanying information circular so that your shares can be voted at the meeting.
Thank you for your continued support of Bell Canada. We look forward to seeing you at our special meeting of shareholders.
Yours very truly,

Richard J. Currie	Michael J. Sabia
Chair of the Board, Bell Canada	Chief Executive Officer, Bell Canada

NOTICE OF SPECIAL SHAREHOLDER MEETING OF BELL CANADA

THE HOLDERS OF COMMON SHARES AND CLASS A PREFERRED SHARES OF BELL CANADA ARE INVITED TO OUR SPECIAL SHAREHOLDER MEETING
When
Tuesday, January 23, 2007
9:30 a.m. (Eastern time)
Where
Fairmont The Queen Elizabeth, 900 René-Lévesque Blvd. West, Montréal, Québec in the Salon Jolliet.
What the meeting is about
The meeting is being held to consider, pursuant to an order of the Québec Superior court dated December 19, 2006 and, if deemed advisable, for the holders of common shares and preferred shares of Bell Canada to pass, a special resolution, the full text of which is set forth in Appendix “A” to the accompanying information circular, approving a plan of arrangement under Section 192 of the Canada Business Corporations Act involving Bell Canada and its shareholders and providing for (i) the transfer of stated capital from the common shares to the Class A preferred shares, (ii) the declaration by Bell Canada of a one-time special dividend of $0.20 per Class A preferred share outstanding payable to non-dissenting preferred shareholders within seven days of the completion of the arrangement and (iii) the exchange of the Class A preferred shares of Bell Canada for first preferred shares of BCE Inc. having the same class rights, privileges, restrictions and conditions as those of the BCE Inc. first preferred shares and the same series rights as those currently attached to the Bell Canada Class A preferred shares. The meeting may also consider other business that properly comes before the meeting. Additional details concerning the matters to be put before the meeting are set forth in the accompanying information circular.
You have the right to vote
You are entitled to receive notice of and vote at our special meeting, or any adjournment, if you were a holder of common shares or Class A preferred shares of Bell Canada on December 19, 2006.
You are entitled to dissent rights
Pursuant to the interim order of the Québec Superior Court and Section 190 of the Canada Business Corporations Act (as modified by the interim order), you have the right to dissent in respect of the shareholder resolution approving the plan of arrangement and, if the plan of arrangement becomes effective, to be paid the fair value of your shares. This right of dissent is described in the accompanying information circular. If you fail to strictly comply with the dissent procedures set out in the accompanying information circular, you may not be able to exercise your right of dissent. If you are a beneficial owner of shares registered in the name of a broker, custodian, nominee or other intermediary and wish to dissent, you should be aware that ONLY THE REGISTERED OWNER OF SHARES IS ENTITLED TO EXERCISE RIGHTS OF DISSENT. A registered holder who holds securities as nominee for more than one beneficial owner, some of whom wish to exercise dissent rights, must exercise dissent rights on behalf of such holders. A dissenting shareholder may only dissent with respect to all shares held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

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Bell Canada Management Proxy Circular

Your vote is important
As a shareholder of Bell Canada, it is very important that you read this material carefully and then vote your shares, either by proxy or in person at the meeting. The following pages tell you more about how to exercise your right to vote your shares.
By Order of the Board of Directors of Bell Canada
Patricia A. Olah
Corporate Secretary and Lead Governance Counsel of Bell Canada
Montréal, Québec
December 12, 2006

Bell Canada Management Proxy Circular

MANAGEMENT INFORMATION CIRCULAR

Bell Canada Management Proxy Circular

Bell Canada Management Proxy Circular

INTRODUCTION

This information circular is delivered in connection with the solicitation of proxies by and on behalf of our management for use at the Meeting and any adjournment(s) or postponement(s) thereof. We have not authorized any Person to give any information or to make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this information circular. If any such information or representation is given or made to you, you should not rely upon it as having been authorized.
In addition to solicitation by mail, our employees or agents may solicit proxies by telephone, facsimile, e-mail or oral communication at a nominal cost to us. We have retained BMO Nesbitt Burns to solicit proxies for us in Canada and BMO Capital Markets Corp. to solicit proxies for us in the United States. We pay the costs of these solicitations. See “Proxy Solicitation”.
All summaries of, and references to, the Arrangement in this information circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Appendix “B” to this information circular. You are urged to read carefully the full text of the Plan of Arrangement.
All capitalized terms used in this information circular but not otherwise defined herein have the meanings set forth under “Glossary”. Information contained in this information circular is given as of December 12, 2006 unless otherwise stated. Unless otherwise indicated, references herein to “$” or to “dollars” are to Canadian dollars.
NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This information circular is prepared in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in this information circular have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.
Shareholders in the United States should be aware that the exchange of Bell Canada Preferred Shares for BCE Exchange Shares pursuant to the Arrangement as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in this information circular and such holders are urged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations.”
The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Bell Canada and BCE exist under the laws of Canada, that some or all of their officers and directors may reside outside the United States, some or all of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Bell Canada, BCE and the above-mentioned persons are located outside the United States.
THE SECURITIES TO BE ISSUED PURSUANT TO THE TRANSACTIONS DESCRIBED IN THIS INFORMATION CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY SUCH STATE PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Bell Canada Management Proxy Circular

ELIGIBILITY FOR INVESTMENT

In the opinion of our counsel, Stikeman Elliott LLP, at the time of the Share Exchange, the BCE Exchange Shares will be qualified investments under the Tax Act for trusts governed by registered retirements savings plans, registered retirement income funds, registered education savings plans and deferred profit-sharing plans.
FORWARD LOOKING STATEMENTS

A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
This information circular, its appendices, and the documents incorporated herein by reference, contain forward-looking statements about our objectives, plans, strategies and businesses. Furthermore, certain statements made herein, including, but not limited to, the tax treatment of Shareholders, the expected level of dividends, the expected closing date of the Arrangement and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on our current expectations, estimates and assumptions. All such forward-looking statements are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, including the Securities Act (Ontario). It is important to know that:

•	unless otherwise indicated, forward-looking statements in this circular, its appendices, and the documents incorporated herein by reference, describe our expectations as at December 12, 2006;

•	our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements;

•	except as we otherwise indicated, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless we otherwise specified, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business; and

•	we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.
We made a number of assumptions in making forward-looking statements in this information circular, its appendices, and the documents incorporated herein by reference, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions and assumptions about transactions. In particular, in making these statements, we have assumed, among other things, that the Arrangement will receive the required

Bell Canada Management Proxy Circular

Shareholders approvals and that the other conditions to the Arrangement can be satisfied in accordance with their terms.
Certain factors could cause results or events related to the proposed Arrangement to differ materially from current expectations. For a discussion regarding such risks see “Risk Factors”.
DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this information circular from documents filed by BCE and Bell Canada with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained at www.sedar.com or on request without charge from BCE and Bell Canada’s Corporate Secretary at 1000, rue de La Gauchetière Ouest, bureau 3700, Montréal (Québec) H3B 4Y7, (514) 870-8777. The following documents are specifically incorporated by reference into, and form an integral part of, this information circular:
BCE Documents

•	the annual information form of BCE dated March 1, 2006 (the “2005 BCE AIF”);

•	the management proxy circular of BCE dated April 12, 2006;

•	the audited consolidated financial statements of BCE for the years ended December 31, 2005 and 2004, together with management’s discussion and analysis thereof;

•	the unaudited consolidated financial statements of BCE for the interim period ended September 30, 2006, together with management’s discussion and analysis thereof;

•	the material change report of BCE dated February 10, 2006, relating to BCE’s intention to form a new telephone income trust expected to own and manage local access lines and to distribute a portion of its interest in such trust to its common shareholders;

•	the material change report of BCE dated March 15, 2006, relating to BCE’s intention to combine certain of Bell Canada’s regional wireline operations with the wireline operations of Aliant Inc. to form a new income trust and to distribute a portion of its interest in such trust to its common shareholders;

•	the material change report of BCE dated July 14, 2006, relating to the completion of (i) BCE’s transaction with Aliant Inc. as a result of which Bell Canada’s regional wireline operations were combined with the wireline operations of Aliant Inc. to form Bell Aliant Regional Communications Income Fund and (ii) the distribution of a portion of BCE’s interest in Bell Aliant Regional Communications Income Fund to its common shareholders;

•	the material change report of BCE dated October 11, 2006, relating to BCE’s intention to eliminate its holding company operations and convert Bell Canada into an income trust and relating to BCE and Bell Canada’s intention to make a tender offer for all of the outstanding preferred shares of BCE and Bell Canada; and

•	the risk factors described under the section “Risks that Could Affect our Business and Results” of the Safe Harbor Notice Concerning Forward-Looking Statements of BCE dated December 12, 2006 (the “Safe Harbor Notice”).

Bell Canada Management Proxy Circular

Bell Canada Documents

•	the annual information form of Bell Canada dated March 1, 2006 (the “2005 Bell Canada AIF”);

•	the audited consolidated financial statements of Bell Canada for the years ended December 31, 2005 and 2004, together with management’s discussion and analysis thereof;

•	the unaudited consolidated financial statements of Bell Canada for the interim period ended September 30, 2006, together with management’s discussion and analysis thereof;

•	the material change report of Bell Canada dated February 10, 2006, relating to BCE’s intention to form a new telephone income trust expected to own and manage local access lines and to distribute a portion of its interest in such trust to its common shareholders;

•	the material change report of Bell Canada dated March 15, 2006, relating to BCE’s intention to combine certain of Bell Canada’s regional wireline operations with the wireline operations of Aliant Inc. to form a new income trust and to distribute a portion of its interest in such trust to its common shareholders;

•	the material change report of Bell Canada dated July 14, 2006, relating to the completion of (i) BCE’s transaction with Aliant Inc. as a result of which Bell Canada’s regional wireline operations were combined with the wireline operations of Aliant Inc. to form Bell Aliant Regional Communications Income Fund and (ii) the distribution of a portion of BCE’s interest in Bell Aliant Regional Communications Income Fund to its common shareholders; and

•	the material change report of Bell Canada dated October 11, 2006, relating to BCE’s intention to eliminate its holding company operations and convert Bell Canada into an income trust and relating to BCE and Bell Canada’s intention to make a tender offer for all of the outstanding preferred shares of BCE and Bell Canada.
Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by BCE or Bell Canada with a securities commission or similar authority in Canada after the date of this information circular will be deemed to be incorporated by reference into this information circular.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this information circular or contained in this information circular is deemed to be modified or superseded, for purposes of this information circular, to the extent that a statement contained in this information circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this information circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this information circular.

Bell Canada Management Proxy Circular

GLOSSARY

In this document, unless the context otherwise requires, you, your and shareholder refer to the holders of common shares or Class A preferred shares of Bell Canada, as applicable. We, us and our refer to Bell Canada.
The following is a glossary of certain terms used in this information circular:
“1933 Act” means the United States Securities Act of 1933 and the rules and regulations promulgated from time to time thereunder, in each case as amended or replaced from time to time;
“2005 BCE AIF” has the meaning ascribed thereto under “Documents Incorporated by Reference”;
“2005 Bell Canada AIF” has the meaning ascribed thereto under “Documents Incorporated by Reference”;
“Arrangement” means the proposed arrangement under Section 192 of the CBCA on and subject to the terms and conditions set forth in the Plan of Arrangement and any supplement, modification or amendment thereto made in accordance with the Exchange Agreement and the Plan of Arrangement, or made at the direction of the Court in the Final Order (with the consent of BCE and Bell Canada);
“Arrangement Resolution” means the special resolution in respect of the Arrangement in substantially the form attached as Appendix “A” to this information circular to be voted upon by the Shareholders at the Meeting;
“Articles” means the articles of Bell Canada, as amended;
“Articles of Arrangement” means the articles of arrangement of Bell Canada in respect of the Arrangement required under Subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been granted, giving effect to the Arrangement;
“BCE” means BCE Inc., a corporation existing under the laws of Canada;
“BCE Exchange Shares” means, collectively, the BCE First Preferred Shares, Series AE, the BCE First Preferred Shares, Series AF, the BCE First Preferred Shares, Series AG, the BCE First Preferred Shares, Series AH and the BCE First Preferred Shares, Series AI in the capital of BCE to be issued to the non-dissenting Preferred Shareholders as a result of the Arrangement;
“BCE First Preferred Shares” means the cumulative redeemable first preferred shares in the capital of BCE, issuable in series;
“BCH” means Bell Canada Holdings Inc., a corporation incorporated under the laws of Canada;
“Bell Canada Common Shares” means the common shares in the capital of Bell Canada;
“Bell Canada Preferred Shares” means, collectively, the Class A Preferred Shares Series 15, the Class A Preferred Shares Series 16, the Class A Preferred Shares Series 17, the Class A Preferred Shares Series 18 and the Class A Preferred Shares Series 19 in the capital of Bell Canada;
“Bell Canada Special Dividend” means the one-time special dividend of $0.20 per Bell Canada Preferred Share outstanding payable to non-dissenting Preferred Shareholders pursuant to the terms of the Arrangement;
“BMO Nesbitt Burns” means BMO Nesbitt Burns Inc.;

Bell Canada Management Proxy Circular

“Business Day” means a day, other than a Saturday, Sunday or statutory or civil holiday, when banks are generally open for the transaction of business in Montréal, Québec;
“CBCA” means the Canada Business Corporations Act, including the regulations promulgated thereunder, in each case as amended or replaced from time to time;
“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Director, pursuant to Section 192(7) of the CBCA, giving effect to the Arrangement;
“Class A Preferred Shares” means the cumulative redeemable Class A preferred shares in the capital of Bell Canada, issuable in series;
“Computershare” means Computershare Trust Company of Canada;
“Court” means the Québec Superior Court;
“CRA” means the Canada Revenue Agency;
“DBRS” means Dominion Bond Rating Service Limited;
“Dealer Manager” means, collectively, BMO Nesbitt Burns in Canada and BMO Capital Markets Corp. in the U.S.;
“Demand for Payment” means a written notice containing a Dissenting Shareholder’s name and address, the number and class of securities in respect of which that Dissenting Shareholder dissents, and a demand for payment of the fair value of such securities;
“Depositary” means Computershare Trust Company of Canada at its offices referred to in the Letter of Transmittal;
“Director” means the Director appointed under Section 260 of the CBCA;
“Dissent Notice” means a written objection to the Arrangement Resolution provided by a Dissenting Shareholder in accordance with the Dissent Procedure;
“Dissent Procedure” means the procedure under Section 190 of the CBCA (a copy of which is attached as Appendix “D” of this information circular), as modified by the Interim Order and the Plan of Arrangement, by which a Dissenting Shareholder exercises its Dissent Rights;
“Dissent Rights” means the right of a registered Shareholder pursuant to Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, to dissent from the Arrangement Resolution and to be paid the fair value of the Bell Canada Preferred Shares in respect of which the registered Shareholder dissents, all in accordance with Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, as described under “The Arrangement — Dissenting Shareholders’ Rights”;
“Dissent Shares” means those Shares in respect of which Dissent Rights have validly been exercised by the registered holders thereof in accordance with the Dissent Procedure;
“Dissenting Shareholders” means registered holders of Shares who validly exercise their Dissent Rights in accordance with the Dissent Procedure, and “Dissenting Shareholder” means any one of them;

Bell Canada Management Proxy Circular

“Exchange Agreement” means the exchange agreement dated as of December 12, 2006 between Bell Canada and BCE setting forth the terms of the Plan of Arrangement as the same may be amended, supplemented or restated from time to time in accordance with its terms;
“Effective Date” means January 31, 2007, or such earlier or later date as BCE and Bell Canada may agree;
“Effective Time” means 5:01 p.m. (Eastern time) on the Effective Date;
“Fairness Opinion” means the opinion of BMO Nesbitt Burns dated December 11, 2006 and confirmed on December 12, 2006 related to the consideration to be received by the Preferred Shareholders under the Arrangement in respect of each series of Bell Canada Preferred Shares, a copy of which is attached as Appendix “C” to this information circular;
“Final Order” means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of Subsection 192(4) of the CBCA, as such order may be affirmed, amended or modified (so long as such amendment or modification has the consent of BCE and Bell Canada) by any court of competent jurisdiction;
“Interim Order” means the interim order of the Court dated December 19, 2006 under Subsection 192(4) of the CBCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of Bell Canada, a copy of which is attached as Appendix “E” to this information circular, as such order may be affirmed, amended or modified (so long as such amendment or modification has the consent of BCE and Bell Canada) by any court of competent jurisdiction;
“Intermediary” means an intermediary that a Non-Registered Holder deals with in respect of the Shares, including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self administered RRSPs, RRIFs, RESPs and similar plans;
“Letter of Transmittal” means the letter of transmittal enclosed with this information circular pursuant to which a Preferred Shareholder may surrender certificates representing Bell Canada Preferred Shares and receive, on the completion of the Arrangement, certificates representing BCE Exchange Shares;
“Meeting” means the special meeting of Shareholders to be held on January 23, 2007, and any adjournment(s) or postponement(s) thereof, for the purposes of considering and, if thought fit, approving the Arrangement Resolution;
“Non-Registered Holder” means a beneficial owner of Shares that are registered either in the name of an Intermediary or in the name of a depository;
“Non-resident” means a Person who is not a resident of Canada within the meaning of the Tax Act;
“Notice of Meeting” means the notice of the Meeting that accompanies this information circular;
“Offer to Pay” means a written offer to a Dissenting Shareholder to pay the fair value for the number and class of securities in respect of which that Dissenting Shareholder dissents;
“Person” means and includes any individual, corporation, limited partnership, limited liability partnership, general partnership, joint stock company, limited liability corporation, unlimited liability company or corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity, and any governmental entity;

Bell Canada Management Proxy Circular

“Plan of Arrangement” means the plan of arrangement attached as Appendix “B” to this information circular, as the same may be amended, supplemented or restated from time to time in accordance with the terms thereof and the Exchange Agreement or at the direction of the Court in the Final Order (with the consent of BCE and Bell Canada);
“Preferred Shareholders” means the holders of Bell Canada Preferred Shares;
“Record Date” means December 19, 2006;
“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.;
“Safe Harbor Notice” has the meaning ascribed thereto under “Documents Incorporated by Reference”;
“Share Exchange” has the meaning ascribed thereto under “The Arrangement — Arrangement Steps”;
“Shareholders” means, collectively, the holders of Bell Canada Common Shares and the Preferred Shareholders;
“Shares” means, collectively, the Bell Canada Common Shares and the Bell Canada Preferred Shares;
“Soliciting Dealer Group” has the meaning ascribed thereto under “Proxy Solicitation — Dealer Managers and Soliciting Dealer Group”;
“Tax Act” means the Income Tax Act (Canada), and the regulations thereunder, in each case as amended or replaced from time to time; and
“TSX” means the Toronto Stock Exchange.

Bell Canada Management Proxy Circular

THE ARRANGEMENT

The Meeting
The Meeting is being held to consider, pursuant to an order of the Québec Superior court dated December 19, 2006 and, if deemed advisable, to pass, the Arrangement Resolution, the full text of which is set forth in Appendix “A” to this information circular, approving the Plan of Arrangement involving Bell Canada and its Shareholders and providing for (i) the transfer of stated capital from the Bell Canada Common Shares to the Bell Canada Preferred Shares, (ii) the declaration by Bell Canada of the Bell Canada Special Dividend payable to non-dissenting Preferred Shareholders within seven days of the Effective Date, and (iii) the exchange of the Bell Canada Preferred Shares for BCE Exchange Shares having the same class rights, privileges, restrictions and conditions as those of the BCE First Preferred Shares and the same series rights as those currently attached to the Bell Canada Preferred Shares. The Meeting may also consider other business that properly comes before the Meeting.
Reasons for the Arrangement
The purpose of the Arrangement is to simplify the reporting requirements of the BCE group of companies by eliminating the requirement for Bell Canada to file separate continuous disclosure documents from those of BCE, the whole in line with BCE’s current organizational simplification objectives.
In proposing the Arrangement, we considered, among things, the following factors:

•	Reduced Regulatory Compliance Costs. The elimination of separate filing requirements for Bell Canada will reduce our overall cost of regulatory compliance.

•	Similar Investment and Economic Risk Profile between BCE and Bell Canada. As a result of BCE’s strategy of focusing on its core communications business, the business of Bell Canada is expected in the future to represent substantially all of BCE’s business and investment activity. Therefore, it is expected that BCE and Bell Canada will represent a substantially similar investment and economic risk profile.

•	Comparison between the BCE Exchange Shares and the Bell Canada Preferred Shares. Under the Arrangement non-dissenting Preferred Shareholders will receive BCE Exchange Shares carrying the same series rights as their current Bell Canada Preferred Shares, and having the class rights, privileges, restrictions and conditions of the BCE First Preferred Shares. The BCE Exchange Shares received by the Preferred Shareholders as a result of the Arrangement will rank pari passu with the other issued and outstanding BCE First Preferred Shares over which they currently have priority. Holders of Bell Canada Preferred Shares are currently subordinated to creditors of Bell Canada. Following the Share Exchange, the former holders of Bell Canada Preferred Shares, through their holding of BCE Exchange Shares will remain effectively subordinated to the creditors of Bell Canada and in addition will be subordinated to the creditors of BCE. The BCE Exchange Shares have credit ratings that are, in the case of DBRS, one category lower than, and, in the case of S&P, the same as, those of the Bell Canada Preferred Shares. See “Description of the BCE Exchange Shares”, “Credit Ratings”, “Risk Factors — Subordination” and “Risk Factors — Credit Ratings”.

•	Special Dividend Payment. As part of the Arrangement and immediately prior to the Share Exchange, Bell Canada will declare the Bell Canada Special Dividend to non-dissenting Preferred Shareholders, such dividend to be paid within seven days after the Effective Date.

•	Continued Entitlement to Dividends. Provided that the Arrangement becomes effective and that the Bell Canada Preferred Shares are exchanged for BCE Exchange Shares, dividends otherwise payable on the

Bell Canada Management Proxy Circular

Bell Canada Preferred Shares for a given period ending after the Effective Date will not be paid by Bell Canada. However, the initial dividend payable on the BCE Exchange Shares will take into consideration that period of time and will be in the same amount as if it had been paid by Bell Canada.

•	Fairness Opinion. The Fairness Opinion of BMO Nesbitt Burns dated December 11, 2006 and confirmed on December 12, 2006, which states that, based upon and subject to the limitations, qualifications and assumptions set forth in that opinion, in BMO Nesbitt Burns’ opinion, the consideration to be received by Preferred Shareholders under the Arrangement is, in respect of each series of Bell Canada Preferred Shares, fair, from a financial point of view, to the Preferred Shareholders. See “The Arrangement — Fairness Opinion”.

•	Tax Roll-Over. Under the Arrangement, Canadian resident shareholders will generally be able to exchange their Bell Canada Preferred Shares for BCE Exchange Shares on a tax-deferred basis. See “Certain Canadian Federal Income Tax Considerations”. U.S. shareholders will not receive the same treatment and should refer to “Certain U.S. Federal Income Tax Considerations”.

•	Dissent Rights. Under the Arrangement, registered Bell Canada Preferred Shareholders will be entitled to exercise statutory Dissent Rights in respect of the Arrangement. See “The Arrangement — Dissenting Shareholders’ Rights”.

Arrangement Steps
Commencing on the Effective Date, each of the events below will occur and will be deemed to occur in the following order and at the times specified, without further act or formality, except as expressly provided in the Plan of Arrangement:

1.	At the Effective Time, the Bell Canada Preferred Shares in respect of which Dissent Rights have been validly exercised before the Effective Time shall be deemed to have been transferred to Bell Canada and cancelled and shall cease to be outstanding at such time, and the holders of such Bell Canada Preferred Shares will cease to have any rights in respect of such Bell Canada Preferred Shares other than the right to be paid the fair value for their Bell Canada Preferred Shares by Bell Canada subject to and in accordance with the Plan of Arrangement. Concurrently with such purchase and cancellation, the stated capital of each series of the Bell Canada Preferred Shares which were so purchased and cancelled shall be reduced in accordance with Section 39(1) of the CBCA.

2.	Effective at 5:05 p.m. (Eastern time) on the Effective Date, an amount equal to the difference, if positive, between (i) the aggregate fair market value of the issued and outstanding Class A Preferred Shares Series 15, as determined by Bell Canada, acting reasonably, and (ii) the then stated capital of the Class A Preferred Shares Series 15, will be transferred from the stated capital account of the Bell Canada Common Shares to the stated capital account of the Class A Preferred Shares Series 15. For greater certainty, this transfer shall not result in the creation of a contributed surplus or any payment by or to the holders of the Bell Canada Common Shares or the holders of the Class A Preferred Shares Series 15.

3.	Effective at 5:05 p.m. (Eastern time) on the Effective Date, an amount equal to the difference, if positive, between (i) the aggregate fair market value of the issued and outstanding Class A Preferred Shares Series 16 as determined by Bell Canada, acting reasonably, and (ii) the then stated capital of the Class A Preferred Shares Series 16, will be transferred from the stated capital account of the Bell Canada Common Shares to the stated capital account of the Class A Preferred Shares Series 16. For greater certainty, this transfer shall not result in the creation of a contributed surplus or any payment by or to the holders of the Bell Canada Common Shares or the holders of the Class A Preferred Shares Series 16.

Bell Canada Management Proxy Circular

4.	Effective at 5:05 p.m. (Eastern time) on the Effective Date, an amount equal to the difference, if positive, between (i) the aggregate fair market value of the issued and outstanding Class A Preferred Shares Series 17, as determined by Bell Canada, acting reasonably, and (ii) the then stated capital of the Class A Preferred Shares Series 17, will be transferred from the stated capital account of the Bell Canada Common Shares to the stated capital account of the Class A Preferred Shares Series 17. For greater certainty, this transfer shall not result in the creation of a contributed surplus or any payment by or to the holders of the Bell Canada Common Shares or the holders of the Class A Preferred Shares Series 17.

5.	Effective at 5:05 p.m. (Eastern time) on the Effective Date, an amount equal to the difference, if positive, between (i) the aggregate fair market value of the issued and outstanding Class A Preferred Shares Series 18, as determined by Bell Canada, acting reasonably, and (ii) the then stated capital of the Class A Preferred Shares Series 18, will be transferred from the stated capital account of the Bell Canada Common Shares to the stated capital account of the Class A Preferred Shares Series 18. For greater certainty, this transfer shall not result in the creation of a contributed surplus or any payment by or to the holders of the Bell Canada Common Shares or the holders of the Class A Preferred Shares Series 18.

6.	Effective at 5:05 p.m. (Eastern time) on the Effective Date, an amount equal to the difference, if positive, between (i) the aggregate fair market value of the issued and outstanding Class A Preferred Shares Series 19, as determined by Bell Canada, acting reasonably, and (ii) the then stated capital of the Class A Preferred Shares Series 19, will be transferred from the stated capital account of the Bell Canada Common Shares to the stated capital account of the Class A Preferred Shares Series 19. For greater certainty, this transfer shall not result in the creation of a contributed surplus or any payment by or to the holders of the Bell Canada Common Shares or the holders of the Class A Preferred Shares Series 19.

7.	Effective at 6:00 p.m. (Eastern time) on the Effective Date, Bell Canada shall be deemed to have declared the Bell Canada Special Dividend to the holders of Bell Canada Preferred Shares of record at such time, which Bell Canada Special Dividend shall be paid to such holders within seven days of the Effective Date.

8.	Effective at 7:00 p.m. (Eastern time) on the Effective Date, each issued and outstanding Bell Canada Preferred Share as of such time shall, subject to and in accordance with the Plan of Arrangement, be exchanged by the holder thereof with BCE for one newly-issued fully paid and non-assessable BCE Exchange Share (the “Share Exchange”), as follows:

a)	each Class A Preferred Share Series 15 shall be exchanged for one newly-issued fully paid and non-assessable BCE First Preferred Share, Series AE;

b)	each Class A Preferred Share Series 16 shall be exchanged for one newly-issued fully paid and non-assessable BCE First Preferred Share, Series AF;

c)	each Class A Preferred Share Series 17 shall be exchanged for one newly-issued fully paid and non-assessable BCE First Preferred Share, Series AG;

d)	each Class A Preferred Share Series 18 shall be exchanged for one newly-issued fully paid and non-assessable BCE First Preferred Share, Series AH; and

e)	each Class A Preferred Share Series 19 shall be exchanged for one newly-issued fully paid and non-assessable BCE First Preferred Share, Series AI.

Bell Canada Management Proxy Circular

Exchange Agreement
Under the terms of the Exchange Agreement between BCE and Bell Canada, Bell Canada has agreed with BCE that, among other things, it will take all reasonable action as may be necessary and desirable to give effect to the Plan of Arrangement and do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be requested by BCE, both prior to and following the Effective Date, to facilitate the carrying out of the intent and purposes of the Exchange Agreement and the Arrangement. BCE has, in turn, agreed with Bell Canada that it will, prior to the filing of the Articles of Arrangement, amend its articles to create the BCE Exchange Shares, that it will apply to list the BCE Exchange Shares on the TSX and that it will exchange each Bell Canada Preferred Share (other than, for greater certainty, Bell Canada Preferred Shares in respect of which Dissent Rights have been validly exercised) for one newly issued fully paid and non-assessable BCE Exchange Share as contemplated by the Arrangement. See “The Arrangement — Arrangement Steps”.
BCE has also agreed with Bell Canada that it will do and perform all such other acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be requested by Bell Canada, both prior to and following the Effective Date, to facilitate the carrying out of the intent and purposes of the Exchange Agreement and the Arrangement.
Key Conditions Precedent to the Arrangement
On the Effective Date at the Effective Time, a series of transactions will be deemed to occur to give effect to the Arrangement. See “The Arrangement — Arrangement Steps “. The completion of these transactions will be subject to a number of conditions, which must be satisfied (or otherwise waived by BCE and Bell Canada) on or before the date of the filing of the Articles of Arrangement. These conditions include:

•	The Arrangement Resolution shall have been approved by not less than two-thirds of the votes cast by the holders of the Bell Canada Common Shares and the Preferred Shareholders, each voting separately as a class, attending the Meeting in person or by proxy;

•	A final order of the Court approving the Arrangement, in form and substance satisfactory to each of Bell Canada and BCE in their sole discretion, shall have been received by Bell Canada, and such order shall not have been set aside or modified in a manner unacceptable to Bell Canada or BCE, on appeal or otherwise;

•	There shall not be in force any judgment, injunction, order or decree and there shall not have been passed any law which prevents, restrains or enjoins the consummation of the transactions contemplated by the Arrangement;

•	There shall not be pending any suit, action or proceeding seeking to prohibit or restrict the consummation of the Arrangement or seeking damages in connection therewith or which would otherwise be reasonably likely, in the opinion of BCE or Bell Canada, to have a material adverse effect on BCE or Bell Canada, including as a result of the transactions contemplated by the Arrangement;

•	The BCE Exchange Shares shall have been conditionally approved for listing by the TSX, subject only to the filing of customary required documents;

•	Dissent Rights shall not have been exercised at an unsatisfactory level as determined by Bell Canada and BCE; and

Bell Canada Management Proxy Circular

•	The respective boards of directors of BCE or Bell Canada must not have determined, each in their sole and absolute discretion, that to proceed with the Arrangement would not be in BCE’s or Bell Canada’s respective best interests (as determined in their respective discretion).
Notwithstanding the foregoing, the Arrangement Resolution will authorize the board of directors of Bell Canada, without further notice to or approval of the Shareholders, to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective.
Procedure for the Arrangement Becoming Effective
Procedural Steps
The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken for the Arrangement to become effective:

•	the Arrangement must be approved by the Shareholders, voting in person or by proxy at the Meeting, in the manner set out below under “Shareholder Approvals”;

•	the Arrangement must be approved by the Court pursuant to the Final Order;

•	each of the conditions precedent to the Arrangement, including those set out in the Exchange Agreement, must be satisfied or otherwise waived by us and BCE;

•	the Articles of Arrangement and related documents, in the form prescribed by the CBCA, together with a copy of the Final Order and the Plan of Arrangement, must be filed in accordance with the CBCA and the Final Order; and

•	the Certificate must be issued by the Director.
Shareholder Approvals
As a result of proceedings by way of a Plan of Arrangement, Preferred Shareholders have statutory voting rights and statutory dissent rights. Pursuant to the Interim Order, the Arrangement Resolution must be passed at the Meeting by the affirmative vote of not less than two-thirds of the votes cast by the holders of Bell Canada Common Shares and the Preferred Shareholders, each voting separately as a class, attending the Meeting in person or by proxy. Quorum for the Meeting was fixed by the Interim Order at 20% of the votes attached to all outstanding Bell Canada Common Shares and at 20% of the votes attached to all outstanding Bell Canada Preferred Shares, in each case present at the Meeting in person or by proxy.
The sole holder of Bell Canada Common Shares is BCH, a wholly-owned subsidiary of BCE. BCH intends to vote its Bell Canada Common Shares in favour of the Arrangement Resolution. BCH has agreed that it will not exercise its Dissent Rights with respect to the Arrangement.
See Appendix “A” to this information circular for the full text of the Arrangement Resolution.
Court Approval
The CBCA provides that an arrangement requires Court approval. Subject to the terms of the Exchange Agreement, and if the Arrangement Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order which is attached to this information circular as Appendix “E”, we will make application to the Court for the Final Order.

Bell Canada Management Proxy Circular

The application for the Final Order approving the Arrangement is expected to be made on January 23, 2007, immediately following the completion of the Meeting or as soon thereafter as counsel may be heard, at 1 Notre-Dame East, Montréal, Québec. At the hearing, if you wish to participate or to be represented or to present evidence or argument, you may do so in accordance with the provisions of the Interim Order. Pursuant to the Interim Order, you must serve upon Bell Canada a notice of appearance, together with any evidence or materials which you intend to present to the Court, and must file such materials with the Court, the whole in accordance with the applicable rules of the Code of Civil Procedure. Service of such notice shall be effected by service upon our solicitors: Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 40th Floor, Montréal, Québec, H3B 3V2, Attention: Jean Fontaine.
The BCE Exchange Shares to be distributed or transferred pursuant to the Arrangement will not be registered under the 1933 Act and are being distributed in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of the securities have been approved by any court, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court will be advised at the hearing of the application for the Final Order that, if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.
The Court has broad discretion under the CBCA when making orders with respect to the Arrangement and the Court is expected to consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and from a procedural point of view, including the fairness of the terms of the exchange of the BCE Exchange Shares for the Bell Canada Preferred Shares. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.
Depending upon the nature of any required amendments, terms or conditions provided for in the Final Order, Bell Canada may determine not to proceed with the Arrangement.
Payment of Normal Course Dividends to Preferred Shareholders
Provided that the Arrangement becomes effective and that the Bell Canada Preferred Shares are exchanged for BCE Exchange Shares, dividends otherwise payable on the Bell Canada Preferred Shares for a given period ending after the Effective Date will not be paid by Bell Canada. However, the initial dividend payable on the BCE Exchange Shares will take into consideration that period of time and will be in the same amount as if it had been paid by Bell Canada.
Assuming that the Arrangement is effective on January 31, 2007, the following table sets out the first dividend record dates and dividend payment dates, as well as initial dividend amounts, for each series of BCE Exchange Shares to be issued pursuant to the Arrangement:

	Dividend Record Date
	(as at 11:59 p.m.
	(Eastern Time)		Dividend Amount
BCE Exchange Shares	on such date)	Dividend Payment Date	per Share

BCE First Preferred Shares, Series AE	January 31, 2007	February 12, 2007	Floating
BCE First Preferred Shares, Series AF	January 31, 2007	February 1, 2007	$0.27500
BCE First Preferred Shares, Series AG	January 31, 2007	February 1, 2007	$0.271875
BCE First Preferred Shares, Series AH	January 31, 2007	February 12, 2007	Floating
BCE First Preferred Shares, Series AI	January 31, 2007	February 1, 2007	$0.290625

Bell Canada Management Proxy Circular

In the event that the Arrangement does not receive the necessary approval or does not become effective, dividends otherwise payable on the Bell Canada Preferred Shares are expected to continue to be paid by Bell Canada in the ordinary course.
Fairness Opinion
The board of directors of Bell Canada has received the Fairness Opinion dated December 11, 2006 and confirmed on December 12, 2006, stating that, based upon and subject to the limitations, qualifications and assumptions set forth in that opinion, in BMO Nesbitt Burns’ opinion, the consideration to be received by Preferred Shareholders under the Arrangement is, in respect of each series of Bell Canada Preferred Shares, fair, from a financial point of view, to the Preferred Shareholders.
The Fairness Opinion was prepared solely for the benefit of the board of directors of Bell Canada in its consideration of the Arrangement and for inclusion in this information circular and does not constitute a recommendation to any Shareholder to approve the Arrangement. The Fairness Opinion was rendered on the basis of the securities market, economic and general business and financial conditions prevailing as at the date of the Fairness Opinion and on the condition and prospects, financial and otherwise, of BCE and Bell Canada as represented to BMO Nesbitt Burns. The summary of the Fairness Opinion set forth in this information circular is qualified in its entirety by reference to the full text of the Fairness Opinion. Shareholders are urged to read the Fairness Opinion attached as Appendix “C” to this information circular.
As set forth in the Fairness Opinion, BMO Nesbitt Burns has, subject to the exercise of its professional judgement, relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it and has not attempted to independently verify the accuracy or completeness of such information. The Fairness Opinion assumes, and is conditional upon, such completeness, accuracy and fair presentation. BMO Nesbitt Burns was not asked to prepare, and has not prepared, a formal valuation of BCE or Bell Canada or any of their respective securities or assets.
BMO Nesbitt Burns is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Fairness Opinion represents the opinion of BMO Nesbitt Burns and the form and content thereof have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.
Pursuant to an agreement with BMO Nesbitt Burns, we have agreed to pay fees to BMO Nesbitt Burns in respect of its services relating to the Arrangement which are not contingent upon the conclusions reached by BMO Nesbitt Burns in the Fairness Opinion or upon the completion of the Arrangement. BMO Nesbitt Burns is also entitled, in certain circumstances, to be reimbursed for reasonable out-of-pocket expenses, whether or not the Arrangement is completed, incurred by BMO Nesbitt Burns in carrying out its obligations. We have agreed to indemnify BMO Nesbitt Burns and its personnel, subject to certain limitations, against certain losses, claims, causes of action, suits, proceedings, damages and liabilities arising out of the services provided by BMO Nesbitt Burns in connection with the Arrangement. BMO Nesbitt Burns is not an insider, associate or affiliate (as defined in the Securities Act (Québec)) of Bell Canada or BCE.
Recommendation of the Board of Directors
The board of directors of Bell Canada, after receiving legal and financial advice and after consideration of the Fairness Opinion, has unanimously concluded that, in its opinion, the Arrangement is in the best interests of Bell Canada and fair to the Preferred Shareholders, and recommends that you vote in favour of the

Bell Canada Management Proxy Circular

Arrangement. The board of directors of Bell Canada, after receiving legal and financial advice, also unanimously concluded that, in its opinion, the Arrangement is fair to the holder of Bell Canada Common Shares. The sole holder of Bell Canada Common Shares is BCH, a wholly-owned subsidiary of BCE. BCH intends to vote its Bell Canada Common Shares in favour of the Arrangement Resolution. BCH has agreed that it will not exercise its Dissent Rights with respect to the Arrangement.
Timing
If the Meeting is held as scheduled and is not adjourned or postponed and the other necessary conditions at that point in time are satisfied or waived, we will apply for the Final Order approving the Arrangement. If the Final Order is obtained on January 23, 2007 in form and substance satisfactory to us in our sole discretion and all other conditions set forth in the Exchange Agreement are satisfied or waived, we expect that the Effective Date will be on or about January 31, 2007.
Our current objective is to have the Effective Date occur on or about January 31, 2007, with effect as of the Effective Time. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on January 23, 2007. We expect that if the Effective Date is delayed, then we will attempt to have the Effective Date occur on February 28, 2007. If that is not possible or is also delayed, then the Effective Date will occur on such other date as may be mutually determined by BCE and us.
Procedure for Exchange of Bell Canada Preferred Shares
Immediately prior to the Effective Time, BCE will deposit with the Depository certificates representing the BCE Exchange Shares to be issued as a result of the Arrangement. Preferred Shareholders must deliver their Bell Canada Preferred Shares certificates, together with a completed Letter of Transmittal and other documents in accordance with the instructions set out therein to the Depository in order to receive certificates representing their BCE Exchange Shares.
A copy of the Letter of Transmittal is enclosed with this information circular. Additional copies of the Letter of Transmittal will be sent to you if you advise the Depository that you did not receive the Letter of Transmittal. In addition, further copies of the Letter of Transmittal will be available for pick-up at the offices of the Depository.
Dissenting Shareholders’ Rights
If you are a registered Shareholder, you are entitled to dissent from the Arrangement Resolution in the manner provided in Section 190 of the CBCA as modified by the Interim Order and the Plan of Arrangement.
This section summarizes the provisions of Section 190 of the CBCA as modified by the Interim Order and the Plan of Arrangement. If you are a registered Shareholder and wish to dissent, you should obtain legal advice and read the provisions of the Plan of Arrangement, the provisions of Section 190 of the CBCA and the Interim Order, which are attached as Appendix “B”, Appendix “D” and Appendix “E” to this information circular, respectively.
Anyone who is a beneficial owner of Shares registered in the name of a broker, custodian, nominee or other intermediary and who wishes to dissent should be aware that only registered Shareholders are entitled to exercise Dissent Rights. A registered holder who holds securities as nominee for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the Dissent Notice should specify the number and class of securities covered by it. A Dissenting Shareholder may only dissent with respect to all the Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

Bell Canada Management Proxy Circular

Any Dissenting Shareholder will be entitled, in the event that the Arrangement becomes effective, to be paid by Bell Canada the fair value of the Dissent Shares held by such Dissenting Shareholder determined as at the close of business on the Business Day immediately preceding the Meeting and will not otherwise receive BCE Exchange Shares or payment of the Bell Canada Special Dividend. There can be no assurance that a Dissenting Shareholder will receive consideration for its Dissent Shares of equal value to the consideration that such Dissenting Shareholder would have received upon completion of the Arrangement.
A registered Shareholder who wishes to dissent must provide a Dissent Notice to the Corporate Secretary of Bell Canada at its registered office located at 1000 rue de La Gauchetière Ouest, Suite 4100, Montréal, Québec, Canada H3B 5H8 on or prior to 5:00 p.m. (Eastern time) on the second to last Business Day prior to the Meeting, or any adjournment or postponement thereof. It is important that Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the CBCA which would permit a Dissent Notice to be provided at or prior to the Meeting. The filing of a Dissent Notice does not deprive a registered Shareholder of the right to vote; however, a registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to Shares voted in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in terms only of a portion of the Shares of a certain class registered in his, her or its name and held by same on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of Shares of that class held by such Dissenting Shareholder in the name of that beneficial owner, given that Section 190 of the CBCA provides there is no right of partial dissent. The CBCA does not provide, and we will not consider, that a vote against the Arrangement Resolution constitutes a Dissent Notice.
Within 10 days after the adoption of the Arrangement Resolution, Bell Canada is required to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted. Such notice is however not required to be sent to a registered Shareholder who voted for the Arrangement Resolution or who has withdrawn a Dissent Notice previously filed.
A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send us a Demand for Payment containing the Dissenting Shareholder’s name and address, the number of Dissent Shares held by the Dissenting Shareholder, and a demand for payment of the fair value of such Dissent Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to the Corporate Secretary of Bell Canada at its registered office located at 1000 rue de La Gauchetière Ouest, Suite 4100, Montréal, Québec, Canada H3B 5H8, or to Computershare Trust Company of Canada, the registrar and transfer agent of Bell Canada, located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, the certificates representing the Dissent Shares. A Dissenting Shareholder who fails to send the certificates representing the Dissent Shares forfeits its right to make a claim under Section 190 of the CBCA. Bell Canada or Computershare Trust Company of Canada will endorse on Share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder under Section 190 of the CBCA and will forthwith return the Share certificates to the Dissenting Shareholder.
On the filing of a Demand for Payment, a Dissenting Shareholder ceases to have any rights in respect of its Dissent Shares, other than the right to be paid the fair value of its Dissent Shares as determined pursuant to Section 190 of the CBCA and the Interim Order, except where, prior to the date at which the Arrangement becomes effective: (i) the Dissenting Shareholder withdraws its Demand for Payment before we make an Offer to Pay to the Dissenting Shareholder; (ii) Bell Canada fails to make an Offer to Pay and the Dissenting Shareholder withdraws its Demand for Payment; or (iii) the board of directors of Bell Canada, revokes the Arrangement Resolution, in which case Bell Canada will reinstate the Dissenting Shareholder’s rights in respect of its Dissent Shares as of the date the Demand for Payment was sent, all subject to the terms of the Interim Order which provides that registered

Bell Canada Management Proxy Circular

Shareholders who exercise the rights of dissent as set out in the CBCA as modified by the Interim Order and who (a) are ultimately entitled to be paid fair value for their Shares shall be deemed to have transferred their Dissent Shares to Bell Canada, free and clear of any encumbrances and claims, as of the Effective Date, or (b) are ultimately not entitled, for any reason, to be paid fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement on the same basis as non-Dissenting Shareholders.
Bell Canada is required, not later than seven days after the later of the Effective Date and the date on which Bell Canada, as applicable, receives the Demand for Payment of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment a written Offer to Pay for its Dissent Shares in an amount considered by the board of directors of Bell Canada to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay must be on the same terms.
Bell Canada must pay for the Dissent Shares of a Dissenting Shareholder within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if Bell Canada does not receive an acceptance thereof within 30 days after the Offer to Pay has been made. If Bell Canada fails to make an Offer to Pay for the Dissent Shares of a Dissenting Shareholder, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, Bell Canada may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissent Shares of Dissenting Shareholders.
If Bell Canada fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application. The court of competent jurisdiction to which a Dissenting Shareholder is required to bring such application is set out at Section 190(17) of the CBCA.
Upon an application to a court brought by Bell Canada or a Dissenting Shareholder, all Dissenting Shareholders whose Dissent Shares have not been purchased by Bell Canada will be joined as parties and bound by the decision of the court, and Bell Canada will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to a court, the court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders. The final order of a court will be rendered against us in favour of each Dissenting Shareholder joined as a party and for the amount of the Dissent Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment.
The above is only a summary of the provisions of the CBCA pertaining to Dissent Rights as modified by the Interim Order and the Plan of Arrangement which are technical and complex. If you are a registered Shareholder and wish to exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA as modified by the Interim Order and the Plan of Arrangement may prejudice your Dissent Rights.
Expenses of the Arrangement
We estimate costs relating to the Arrangement, including, without limitation, financial advisory, dealer manager services, accounting and legal fees and the preparation and printing of this information circular, to be approximately $1.7 million.

Bell Canada Management Proxy Circular

Stock Exchange Listing
There is currently no market through which the BCE Exchange Shares may be sold. It is a condition of the Arrangement that the BCE Exchange Shares be conditionally approved for listing by the TSX, subject only to the filing of customary required documents.
Securities Law Matters
Canadian Securities Laws
The BCE Exchange Shares to be issued pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus and dealer registration requirements of applicable Canadian securities laws. The BCE Exchange Shares will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of each of the provinces of Canada.
United States Securities Laws
The BCE Exchange Shares to be issued pursuant to the Arrangement will be issued in reliance on exemptions from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act. The BCE Exchange Shares received in exchange for Bell Canada Preferred Shares in the Arrangement will be freely transferable under United States Federal Securities Laws, except for BCE Exchange Shares held by persons who are deemed to be affiliates of Bell Canada or BCE prior to the Arrangement. Affiliates of Bell Canada or BCE generally may not sell their BCE Exchange Shares acquired in the Arrangement except pursuant to an effective registration statement under the 1933 Act or an applicable exemption from the registration requirements of the 1933 Act, including Rules 144 and 145 under the 1933 Act. An “affiliate” of Bell Canada or BCE is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Bell Canada or BCE, as the case may be.
DESCRIPTION OF THE BCE EXCHANGE SHARES

On December 11, 2006, the board of directors of BCE authorized the creation and issuance of the BCE Exchange Shares. The BCE Exchange Shares will have the same series rights as those of the current Bell Canada Preferred Shares and the same class rights, privileges, restrictions and conditions as those of the BCE First Preferred Shares. The major distinctions between the rights and privileges attached to the Bell Canada Preferred Shares and BCE First Preferred Shares, in each case as a class, are the following:

(i)	the holders of BCE First Preferred Shares have the right to receive dividends in priority to all other BCE shareholders while Preferred Shareholders have the right to receive dividends in priority to the Bell Canada shareholders of any class ranking junior to the Bell Canada Preferred Shares; and

(ii)	the voting rights attaching to the Bell Canada Preferred Shares are restricted in connection with, among other things, amendments to the articles of Bell Canada to increase or decrease any maximum number of authorized Bell Canada Preferred Shares, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Bell Canada Preferred Shares, or to effect an exchange, reclassification or cancellation of all or part of the Bell Canada Preferred Shares, whereas the BCE First Preferred Shares have no similar restriction with respect to voting rights.
As a result of the Arrangement, the Bell Canada Preferred Shares will be exchanged for BCE Exchange Shares which will rank pari passu with the other issued and outstanding BCE First Preferred Shares. Holders of Bell Canada Preferred Shares are currently subordinated to creditors of Bell Canada. Following the Share Exchange, the former holders of Bell Canada Preferred Shares, through their holding of BCE Exchange Shares will remain effectively

Bell Canada Management Proxy Circular

subordinated to the creditors of Bell Canada and in addition will be subordinated to the creditors of BCE. See “Risk Factors — Subordination”.
The following paragraphs provide you with a general description of the terms and conditions attached to the BCE Exchange Shares, as a class and on a series by series basis.
Description of the BCE First Preferred Shares
The board of directors of BCE may from time to time issue one or more series of BCE First Preferred Shares. The board of directors of BCE may fix the designation, rights, privileges, restrictions and conditions attaching to the BCE First Preferred Shares of each series, including, without limitation, the right to preferential dividends, the dates of payment thereof, and any of the following: the redemption or purchase prices, the terms and conditions of redemption or purchase, voting rights, the rights of convertibility or exchange into other securities (including shares) of BCE or any other body corporate, and any sinking fund or other provisions.
Dividends and Rights on Liquidation
The BCE First Preferred Shares rank on a parity with each other and in priority to all other shares of BCE with respect to the payment of dividends and with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of BCE, whether voluntary or involuntary, or any other distribution of assets for the purpose of winding up its affairs.
Right to Vote
The holders of BCE First Preferred Shares do not have the right to receive notice of, attend, or vote at any meeting of shareholders of BCE except to the extent otherwise provided in the articles of BCE with respect to any series of BCE First Preferred Shares, or when the holders of BCE First Preferred Shares are entitled to vote separately as a class or as a series as provided in the CBCA. In connection with any matter requiring the approval of the BCE First Preferred Shares as a class, the holders of each series of BCE First Preferred Shares which are outstanding are entitled to one vote in respect of each BCE First Preferred Share held.
Pre-Emptive Right
Holders of BCE First Preferred Shares have no pre-emptive rights.
Definitions
The following definitions are relevant to the BCE First Preferred Shares, Series AE, the BCE First Preferred Shares, Series AH and the BCE First Preferred Shares, Series AJ, the specific terms of which are summarized below:
“Banks” means any two of Royal Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce and any successor of any of them as may be designated from time to time by BCE by notice given to the transfer agent for the BCE First Preferred Shares, Series AE, the BCE First Preferred Shares, Series AH or the BCE First Preferred Shares, Series AJ, as the case may be, such notice to take effect on, and to be given at least two (2) business days prior to, the commencement of a particular Dividend Period and, until such notice is first given, means Royal Bank of Canada and The Toronto-Dominion Bank;
“Calculated Trading Price” for any Month means:

(a)	the aggregate of the Daily Adjusted Trading Value for all Trading Days in such Month;
divided by

(b)	the aggregate of the Daily Trading Volume for all Trading Days in such Month.

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Notwithstanding the above and assuming that the Arrangement is effective on January 31, 2007, the Calculated Trading Price for the Month of January, 2007 for the BCE First Preferred Shares, Series AE and the BCE First Preferred Shares, Series AH shall be calculated using the trading data on the Exchange for the Class A Preferred Shares Series 15 and the Class A Preferred Shares Series 18, respectively, and accordingly the Daily Accrued Dividend Deduction, Daily Adjusted Trading Value and Daily Trading Volume and related determinations for the Month of January, 2007, shall be calculated or made by reference to the Class A Preferred Shares Series 15 and the Class A Preferred Shares Series 18, as the case may be, and not the BCE First Preferred Shares, Series AE or the BCE First Preferred Shares, Series AH, respectively. If the date of the Arrangement is different than January 31, 2007, similar adjustments will be made by BCE, as appropriate;
“Daily Accrued Dividend Deduction” for any Trading Day means:

(a)	the product obtained by multiplying the dividend accrued on a BCE First Preferred Share, Series AE, a BCE First Preferred Share, Series AH or a BCE First Preferred Share, Series AJ, as the case may be, in respect of the Month in which the Trading Day falls by the number of days elapsed from but excluding the day prior to the Ex-Dividend Date immediately preceding such Trading Day to and including such Trading Day (or if such Trading Day is an Ex-Dividend Date, by one (1) day);
divided by

(b)	the number of days from and including such Ex-Dividend Date to but excluding the following Ex-Dividend Date;
“Daily Adjusted Trading Value” for any Trading Day means:

(a)	the aggregate dollar value for each of the BCE First Preferred Shares, Series AE, the BCE First Preferred Shares, Series AH or the BCE First Preferred Shares, Series AJ, taken separately, of all transactions for each of the BCE First Preferred Shares, Series AE, BCE First Preferred Shares, Series AH and BCE First Preferred Shares, Series AJ, as the case may be, on the Exchange (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day;
less

(b)	the Daily Trading Volume for such Trading Day multiplied by the Daily Accrued Dividend Deduction for such Trading Day;
“Daily Trading Volume” for any Trading Day means the aggregate number of BCE First Preferred Shares, Series AE, BCE First Preferred Shares, Series AH or BCE First Preferred Shares, Series AJ, as the case may be, traded in all transactions (made on the basis of the normal settlement period in effect on the Exchange) occurring during such Trading Day on the Exchange;
“Deemed Record Date” means the last Trading Day of a Month with respect to which no dividend is declared by the board of directors of BCE;
“Dividend Period” means a Month;
“Exchange” means the TSX or such other exchange or trading market in Canada as may be determined from time to time by BCE as being the principal trading market for the BCE First Preferred Shares, Series AE, the BCE First Preferred Shares, Series AH or the BCE First Preferred Shares, Series AJ, as the case may be;

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“Ex-Dividend Date” means:

(a)	the Trading Day which, under the rules or normal practices of the Exchange is designated or recognized as the ex-dividend date relative to any dividend record date for the BCE First Preferred Shares, Series AE, the BCE First Preferred Shares, Series AH or the BCE First Preferred Shares, Series AJ, as the case may be; or

(b)	if the board of directors of BCE fails to declare a dividend in respect of a Month, the Trading Day which, under the rules or normal practices of the Exchange, would be recognized as the Ex-Dividend Date relative to any Deemed Record Date for the BCE First Preferred Shares, Series AE, the BCE First Preferred Shares, Series AH or the BCE First Preferred Shares, Series AJ, as the case may be;
“Month” means a calendar month;
“Prime” for a Month means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%) of the Prime Rate in effect on each day of such Month;
“Prime Rate” for any day means the average (rounded to the nearest one-thousandth (1/1000) of one percent (0.001%) of the annual rates of interest announced from time to time by the Banks as the reference rates then in effect for such day for determining interest rates on Canadian dollar commercial loans made to prime commercial borrowers in Canada. If one of the Banks does not have such an interest rate in effect on a day, the Prime Rate for such day will be such interest rate in effect for that day of the other Bank; if both Banks do not have such an interest rate in effect on a day, the Prime Rate for that day will be equal to one and a half percent (1.5%) per annum plus the average yield expressed as a percentage per annum on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the weekly tender for the week immediately preceding that day; and if both of such Banks do not have such an interest rate in effect on a day and the Bank of Canada does not report such average yield per annum, the Prime Rate for that day will be equal to the Prime Rate for the next preceding day. The Prime Rate and Prime will be determined from time to time by an officer of BCE from quotations supplied by the Banks or otherwise publicly available. Such determination will, in the absence of manifest error, be final and binding upon BCE and upon all holders of BCE First Preferred Shares, Series AE, BCE First Preferred Shares, Series AH or BCE First Preferred Shares, Series AJ, as the case may be; and
“Trading Day” means, if the Exchange is a stock exchange in Canada, a day on which the Exchange is open for trading or, in any other case, a business day.
Principal Characteristics of the BCE First Preferred Shares, Series AE
Dividends
Dividends, if declared, are payable monthly to the holders of BCE First Preferred Shares, Series AE on the twelfth day of each Month, with the annual floating dividend rate for the first and second Month equal to that certain percentage of Prime that would have been applicable to the Class A Preferred Shares Series 15 had the Share Exchange not occurred. The dividend rate will float in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis whenever the Calculated Trading Price of the BCE First Preferred Shares, Series AE is $24.875 or less or $25.125 or more. The maximum monthly adjustment for changes related to the Calculated Trading Price will be ±4.00% of Prime. However, the annual floating dividend rate applicable in a Month will in no event be less than 50% of Prime for such Month or greater than Prime for such Month.
Assuming that the Arrangement is effective on January 31, 2007, the dividends on the BCE First Preferred Shares, Series AE will be deemed to have commenced to accrue on January 1, 2007 at the dividend rate for January 2007, even though there will not have been any BCE First Preferred Shares, Series AE outstanding on such date. Assuming

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that the Arrangement is effective on January 31, 2007, the first record date for payment of dividends on the BCE First Preferred Shares, Series AE will be January 31, 2007 and such dividend will be payable on February 12, 2007.
Issue of Additional Preferred Shares
BCE may issue additional series of BCE First Preferred Shares ranking on a parity with the BCE First Preferred Shares, Series AE without the authorization of the holders of the BCE First Preferred Shares, Series AE.
Purchase for Cancellation
BCE may at any time purchase for cancellation the whole or any part of the BCE First Preferred Shares, Series AE outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the board of directors of BCE such shares are obtainable.
Rights on Liquidation
In the event of any liquidation, dissolution or winding-up of BCE, the holders of the BCE First Preferred Shares, Series AE will be entitled to receive $25.00 per BCE First Preferred Share, Series AE plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution. Upon payment of such amounts, the holders of the BCE First Preferred Shares, Series AE will not be entitled to share in any further distribution of assets of BCE.
Voting Rights
The holders of BCE First Preferred Shares, Series AE will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of BCE unless BCE has failed to pay eight (8) dividends on the BCE First Preferred Shares, Series AE, whether or not consecutive. In the event that such failure occurs, and for so long as all such dividends remain in arrears, the holders of BCE First Preferred Shares, Series AE will be entitled to receive notice of and attend all shareholder meetings which take place more than sixty (60) days after the date on which the failure first occurred, and to one vote for each share held, other than meetings at which only holders of another class or series of shares are entitled to vote.
In connection with any action to be taken by BCE which requires the approval of the holders of BCE First Preferred Shares, Series AE voting as a series or as part of the class, each such share will entitle the holder thereof to one vote.
Tax Election
BCE will elect, in the manner and within the time provided under subsection 191.2(1) of the Tax Act, to pay tax at a rate such that holders of BCE First Preferred Shares, Series AE will not be required to pay tax on dividends received on the BCE First Preferred Shares, Series AE under section 187.2 of Part IV.I of such act.
Redemption
BCE may elect to redeem all, but not less than all, of the BCE First Preferred Shares, Series AE at any time for cash, at $25.50 per share, together with accrued and unpaid dividends up to but excluding the date of redemption.
Conversion into BCE First Preferred Shares, Series AF
Holders of BCE First Preferred Shares, Series AE will, subject to BCE’s right of redemption, have the right to convert, on February 1, 2010 and on February 1 every five years thereafter (a “Conversion Date”), all or any of their shares into an equal number of BCE First Preferred Shares, Series AF upon giving to BCE notice thereof not earlier than 45 days prior to, but not later than the close of business on the 14th day preceding, a Conversion Date. If BCE determines following the close of business on the 14th day preceding a Conversion Date that there would be outstanding on such Conversion Date less than 1,000,000 BCE First Preferred Shares, Series AF, then no BCE First Preferred Shares, Series AE shall be converted into BCE First Preferred Shares, Series AF on such a Conversion Date.

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Automatic Conversion Provisions
If following the close of business on the 14th day preceding a Conversion Date BCE determines, after having taken into account all shares tendered for conversion by holders of BCE First Preferred Shares, Series AE and BCE First Preferred Shares, Series AF, as the case may be, that there would be outstanding on such Conversion Date less than 1,000,000 BCE First Preferred Shares, Series AE, then such remaining number of BCE First Preferred Shares, Series AE shall automatically be converted on such Conversion Date into an equal number of BCE First Preferred Shares, Series AF.
Restrictions on Dividends
Without the approval of the holders of outstanding BCE First Preferred Shares, Series AE:

•	BCE will not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BCE ranking junior to the BCE First Preferred Shares, Series AE) on the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AE;

•	BCE will not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AE (except out of the net cash proceeds of a substantially concurrent issue of shares of BCE ranking junior to the BCE First Preferred Shares, Series AE);

•	BCE will not purchase or otherwise retire less than all of the BCE First Preferred Shares, Series AE then outstanding; or

•	BCE will not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the BCE First Preferred Shares, Series AE provided that this restriction shall not limit or affect any such action in respect of any class of shares ranking in priority to the BCE First Preferred Shares, Series AE;
unless, in each such case, all cumulative dividends on outstanding BCE First Preferred Shares, Series AE accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Principal Characteristics of the BCE First Preferred Shares, Series AF
Definitions
The following definitions are relevant to the BCE First Preferred Shares, Series AF:
“Annual Dividend Rate” means for any Fixed Dividend Rate Period the rate of interest expressed as a percentage per annum (rounded to the nearest one thousandth of one percent (0.001%) which is equal to the Government of Canada Yield multiplied by the Selected Percentage Rate for such Fixed Dividend Rate Period, and, for the initial Fixed Dividend Rate Period, means 4.400% per annum;
“Fixed Dividend Rate Period” means for the initial Fixed Dividend Rate Period, the period commencing on the Effective Date and ending on and including January 31, 2010, and for each succeeding Fixed Dividend Rate Period, the period commencing on the day immediately following the end of the immediately preceding Fixed Dividend Rate Period and ending on and including the last day of January in the fifth year immediately thereafter;
“Government of Canada Yield” on any date means the average of the yields determined by two registered Canadian investment dealers, selected by the board of directors of BCE, as being the yield to maturity on such date

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compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years; and
“Selected Percentage Rate” for each Fixed Dividend Rate Period means the rate of interest, expressed as a percentage of the Government of Canada Yield, determined by the board of directors of BCE as set forth in a notice to the holders of the BCE First Preferred Shares, Series AF, which rate of interest shall be not less than 80% of the Government of Canada Yield.
Dividends
The holders of the BCE First Preferred Shares, Series AF are entitled to receive dividends as and when declared by the board of directors of BCE, in the amount per share per annum determined by multiplying the Annual Dividend Rate by $25.00, payable quarterly in respect of each 12-month period on the first day of February, May, August and November. Assuming that the Arrangement is effective on January 31, 2007, the dividends on the BCE First Preferred Shares, Series AF will be deemed to have commenced to accrue on November 1, 2006 at the current Annual Dividend Rate of 4.400% per annum even though there will not have been any BCE First Preferred Shares, Series AF outstanding on such date. Assuming that the Arrangement is effective on January 31, 2007, the first record date for payment of dividends on the BCE First Preferred Shares, Series AF will be January 31, 2007 and such dividend will be payable on February 1, 2007.
At least 45 days and not more than 60 days prior to the start of each Fixed Dividend Rate Period (but excluding the initial Fixed Dividend Rate Period), BCE shall set, and provide written notice of, a Selected Percentage Rate for the ensuing Fixed Dividend Rate Period. Then BCE shall calculate on the 21st day prior to each such Fixed Dividend Rate Period the Annual Dividend Rate for such Fixed Dividend Rate Period based upon such Selected Percentage Rate and the Government of Canada Yield in effect at 10:00 a.m. (Montréal time) on such date.
Issue of Additional Preferred Shares
BCE may issue additional series of BCE First Preferred Shares ranking on a parity with the BCE First Preferred Shares, Series AF without the authorization of the holders of the BCE First Preferred Shares, Series AF.
Purchase for Cancellation
BCE may at any time purchase for cancellation the whole or any part of the BCE First Preferred Shares, Series AF outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the board of directors of BCE such shares are obtainable.
Rights on Liquidation
In the event of any liquidation, dissolution or winding-up of BCE, the holders of the BCE First Preferred Shares, Series AF will be entitled to receive $25.00 per BCE First Preferred Share, Series AF plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution. Upon payment of such amounts, the holders of the BCE First Preferred Shares, Series AF will not be entitled to share in any further distribution of assets of BCE.
Voting Rights
The holders of BCE First Preferred Shares, Series AF will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of BCE unless BCE has failed to pay eight (8) dividends on the BCE First Preferred Shares, Series AF, whether or not consecutive. In the event that such failure occurs, and for so long as all such dividends remain in arrears, the holders of BCE First Preferred Shares, Series AF will be entitled to receive notice of and attend all shareholder meetings which take place more than sixty (60) days after the date on which the failure first occurred, and to one vote for each share held, other than meetings at which only holders of another class or series of shares are entitled to vote.

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In connection with any action to be taken by BCE which requires the approval of the holders of BCE First Preferred Shares, Series AF voting as a series or as part of the class, each such share will entitle the holder thereof to one vote.
Tax Election
BCE will elect, in the manner and within the time provided under subsection 191.2(1) of the Tax Act, to pay tax at a rate such that holders of BCE First Preferred Shares, Series AF will not be required to pay tax on dividends received on the BCE First Preferred Shares, Series AF under section 187.2 of Part IV.I of such act.
Redemption
The BCE First Preferred Shares, Series AF are not redeemable prior to February 1, 2010. BCE may elect, on February 1, 2010 or on February 1 every fifth year thereafter to redeem all, but not less than all, of the BCE First Preferred Shares, Series AF, for $25.00 per share, together with accrued and unpaid dividends up to but excluding the date of redemption.
Conversion into BCE First Preferred Shares, Series AE
Holders of BCE First Preferred Shares, Series AF, will, subject to BCE’s right of redemption, have the right to convert, on February 1, 2010 and on February 1 every five years thereafter (a “Conversion Date”), their shares into an equal number of BCE First Preferred Shares, Series AE upon giving to BCE notice thereof not earlier than 45 days prior to, but not later than the close of business on the 14th day preceding, a Conversion Date. If BCE determines following the close of business on the 14th day preceding a Conversion Date that there would be outstanding on such Conversion Date less than 1,000,000 BCE First Preferred Shares, Series AE, then no BCE First Preferred Shares, Series AF shall be converted into BCE First Preferred Shares, Series AE on such a Conversion Date.
Automatic Conversion Provisions
If following the close of business on the 14th day preceding a Conversion Date BCE determines, after having taken into account all shares tendered for conversion by holders of BCE First Preferred Shares, Series AF and BCE First Preferred Shares, Series AE, as the case may be, that there would be outstanding on such Conversion Date less than 1,000,000 BCE First Preferred Shares, Series AF, then such remaining number of BCE First Preferred Shares, Series AF shall automatically be converted on such Conversion Date into an equal number of BCE First Preferred Shares, Series AE.
Restrictions on Dividends
Without the approval of the holders of outstanding BCE First Preferred Shares, Series AF:

•	BCE will not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BCE ranking junior to the BCE First Preferred Shares, Series AF) on the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AF;

•	BCE will not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AF (except out of the net cash proceeds of a substantially concurrent issue of shares of BCE ranking junior to the BCE First Preferred Shares, Series AF);

•	BCE will not purchase or otherwise retire less than all of the BCE First Preferred Shares, Series AF then outstanding; or

•	BCE will not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the BCE First Preferred Shares, Series AF provided that this restriction shall not limit or affect any such action in respect of any class of shares ranking in priority to the BCE First Preferred Shares, Series AF;

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unless, in each such case, all cumulative dividends on outstanding BCE First Preferred Shares, Series AF accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Principal Characteristics of the BCE First Preferred Shares, Series AG
Definitions
The following definitions are relevant to the BCE First Preferred Shares, Series AG:
“Government of Canada Yield” on any date means the average of the yields determined by two registered Canadian investment dealers, selected by BCE, as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry if issued in Canadian dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years;
“Initial Fixed Dividend Rate” means 4.35% per annum;
“Initial Fixed Rate Period” means the period commencing on the Effective Date and ending on and including April 30, 2011; and
“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on May 1, 2011 and ending on and including April 30, 2016 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including April 30 in the fifth year thereafter.
Dividends
During the Initial Fixed Rate Period, dividends at the Initial Fixed Dividend Rate will, if declared, be payable quarterly on the first day of February, May, August and November in each year. Assuming that the Arrangement is effective on January 31, 2007, the dividends on the BCE First Preferred Shares, Series AG will be deemed to have commenced to accrue on November 1, 2006 at the Initial Fixed Dividend Rate, even though there will have not been any BCE First Preferred Shares, Series AG outstanding on such date. Assuming that the Arrangement is effective on January 31, 2007, the first record date for payment of dividends on the BCE First Preferred Shares, Series AG will be January 31, 2007 and such dividend will be payable on February 1, 2007.
For the initial Subsequent Fixed Rate Period, and for each succeeding Subsequent Fixed Rate Period, the BCE First Preferred Shares, Series AG will be entitled to fixed cash dividends, as and when declared by the board of directors of BCE. BCE will determine on the 25th day prior to the first day of each Subsequent Fixed Rate Period the annual dividend rate for each Subsequent Fixed Rate Period and give notice thereof. Such annual dividend rate must not be less than 80% of the Government of Canada Yield in effect at 10:00 a.m. (Montréal time) on the 25th day prior to the first day of each Subsequent Fixed Rate Period.
Issue of Additional Preferred Shares
BCE may issue additional series of BCE First Preferred Shares ranking on a parity with the BCE First Preferred Shares, Series AG without the authorization of the holders of the BCE First Preferred Shares, Series AG.
Purchase for Cancellation
BCE may at any time purchase for cancellation the whole or any part of the BCE First Preferred Shares, Series AG outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the board of directors of BCE such shares are obtainable.

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Rights on Liquidation
In the event of any liquidation, dissolution or winding-up of BCE, the holders of the BCE First Preferred Shares, Series AG will be entitled to receive $25.00 per BCE First Preferred Share, Series AG plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution. Upon payment of such amounts, the holders of the BCE First Preferred Shares, Series AG will not be entitled to share in any further distribution of assets of BCE.
Voting Rights
The holders of BCE First Preferred Shares, Series AG will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of BCE unless BCE has failed to pay eight (8) dividends on the BCE First Preferred Shares, Series AG, whether or not consecutive. In the event that such failure occurs, and for so long as all such dividends remain in arrears, the holders of BCE First Preferred Shares, Series AG will be entitled to receive notice of and attend all shareholder meetings which take place more than sixty (60) days after the date on which the failure first occurred, and to one vote for each share held, other than meetings at which only holders of another class or series of shares are entitled to vote.
In connection with any action to be taken by BCE which requires the approval of the holders of BCE First Preferred Shares, Series AG voting as a series or as part of the class, each such share will entitle the holder thereof to one vote.
Tax Election
BCE will elect, in the manner and within the time provided under subsection 191.2(1) of the Tax Act, to pay tax at a rate such that holders of BCE First Preferred Shares, Series AG will not be required to pay tax on dividends received on the BCE First Preferred Shares, Series AG under section 187.2 of Part IV.I of such act.
Redemption
The BCE First Preferred Shares, Series AG are not redeemable prior to May 1, 2011. BCE may elect on May 1, 2011 or on May 1 every fifth year thereafter to redeem all, but not less than all, of the BCE First Preferred Shares, Series AG for $25.00 per share, together with accrued and unpaid dividends up to but excluding the date of redemption.
Conversion into BCE First Preferred Shares, Series AH
Holders of BCE First Preferred Shares, Series AG will, subject to BCE’s right of redemption, have the right to convert, on May 1, 2011 and on May 1 every five years thereafter (a “Conversion Date”), their shares into an equal number of BCE First Preferred Shares, Series AH upon giving to BCE notice thereof not earlier than 45 days prior to, but not later than the close of business on the 10th day preceding, a Conversion Date. If BCE determines following the close of business on the 10th day preceding a Conversion Date that there would be outstanding on such Conversion Date less than 2,000,000 BCE First Preferred Shares, Series AH, then no BCE First Preferred Shares, Series AG shall be converted into BCE First Preferred Shares, Series AH on such a Conversion Date.
Automatic Conversion Provisions
If following the close of business on the 10th day preceding a Conversion Date BCE determines, after having taken into account all shares tendered for conversion by holders of BCE First Preferred Shares, Series AG and BCE First Preferred Shares, Series AH, as the case may be, that there would be outstanding on such Conversion Date less than 2,000,000 BCE First Preferred Shares, Series AG, then such remaining number of BCE First Preferred Shares, Series AG shall automatically be converted on such Conversion Date into an equal number of BCE First Preferred Shares, Series AH.

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Restrictions on Dividends
Without the approval of the holders of outstanding BCE First Preferred Shares, Series AG:

•	BCE will not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BCE ranking junior to the BCE First Preferred Shares, Series AG) on the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AG;

•	BCE will not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AG (except out of the net cash proceeds of a substantially concurrent issue of shares of BCE ranking junior to the BCE First Preferred Shares, Series AG);

•	BCE will not purchase or otherwise retire less than all of the BCE First Preferred Shares, Series AG then outstanding; or

•	BCE will not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the BCE First Preferred Shares, Series AG provided that this restriction shall not limit or affect any such action in respect of any class of shares ranking in priority to the BCE First Preferred Shares, Series AG;
unless, in each such case, all cumulative dividends on outstanding BCE First Preferred Shares, Series AG accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Principal Characteristics of the BCE First Preferred Shares, Series AH
Dividends
Dividends, if declared, will be payable to the holders of BCE First Preferred Shares, Series AH monthly on the twelfth day of each Month, with the annual floating dividend rate for the first and second Months equal to that certain percentage of Prime that would have been applicable to the Class A Preferred Shares Series 18 had the Share Exchange not occurred. The dividend rate will float in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis whenever the Calculated Trading Price of the BCE First Preferred Shares, Series AH is $24.875 or less or $25.125 or more. The maximum monthly adjustment for changes related to the Calculated Trading Price will be ±4.00% of Prime. However, the annual floating dividend rate applicable in a Month will in no event be less than 50% of Prime for such Month or greater than Prime for such Month.
Assuming that the Arrangement is effective on January 31, 2007, the dividends on the BCE First Preferred Shares, Series AH will be deemed to have commenced to accrue on January 1, 2007 at the dividend rate for January, 2007, even though there will not have been any BCE First Preferred Shares, Series AH outstanding on such date. Assuming that the Arrangement is effective on January 31, 2007, the first record date for payment of dividends on the BCE First Preferred Shares, Series AH will be January 31, 2007 and such dividends will be payable on February 12, 2007.
Issue of Additional Preferred Shares
BCE may issue additional series of BCE First Preferred Shares ranking on a parity with the BCE First Preferred Shares, Series AH without the authorization of the holders of the BCE First Preferred Shares, Series AH.
Purchase for Cancellation
BCE may at any time purchase for cancellation the whole or any part of the BCE First Preferred Shares, Series AH outstanding from time to time, in the open market through or from an investment dealer or any firm holding

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membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the board of directors of BCE such shares are obtainable.
Rights on Liquidation
In the event of any liquidation, dissolution or winding-up of BCE, the holders of the BCE First Preferred Shares, Series AH will be entitled to receive $25.00 per BCE First Preferred Share, Series AH plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution. Upon payment of such amounts, the holders of the BCE First Preferred Shares, Series AH will not be entitled to share in any further distribution of assets of BCE.
Voting Rights
The holders of BCE First Preferred Shares, Series AH will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of BCE unless BCE has failed to pay eight (8) dividends on the BCE First Preferred Shares, Series AH, whether or not consecutive. In the event that such failure occurs, and for so long as all such dividends remain in arrears, the holders of BCE First Preferred Shares, Series AH will be entitled to receive notice of and attend all shareholder meetings which take place more than sixty (60) days after the date on which the failure first occurred, and to one vote for each share held, other than meetings at which only holders of another class or series of shares are entitled to vote.
In connection with any action to be taken by BCE which requires the approval of the holders of BCE First Preferred Shares, Series AH voting as a series or as part of the class, each such share will entitle the holder thereof to one vote.
Tax Election
BCE will elect, in the manner and within the time provided under subsection 191.2(1) of the Tax Act, to pay tax at a rate such that holders of BCE First Preferred Shares, Series AH will not be required to pay tax on dividends received on the BCE First Preferred Shares, Series AH under section 187.2 of Part IV.I of such act.
Redemption
BCE may elect to redeem all, but not less than all of the BCE First Preferred Shares, Series AH at any time for $25.50 per share, together with accrued and unpaid dividends up to but excluding the date of redemption.
Conversion into BCE First Preferred Shares, Series AG
Holders of BCE First Preferred Shares, Series AH will, subject to BCE’s right of redemption, have the right to convert, on May 1, 2011 and on May 1 every five years thereafter (a “Conversion Date”) their shares into an equal number of BCE First Preferred Shares, Series AG upon giving to BCE notice thereof not earlier than 45 days prior to, but not later than the close on business on the 10th day preceding, a Conversion Date. If BCE determines following the close of business on the 10th day preceding a Conversion Date that there would be outstanding on such Conversion Date less than 2,000,000 BCE First Preferred Shares, Series AG, then no BCE First Preferred Shares, Series AH shall be converted into BCE First Preferred Shares, Series AG on such a Conversion Date.
Automatic Conversion Provisions
If following the close of business on the 10th day preceding a Conversion Date BCE determines, after having taken into account all shares tendered for conversion by holders of BCE First Preferred Shares, Series AH and BCE First Preferred Shares, Series AG, as the case may be, that there would be outstanding on such Conversion Date less than 2,000,000 BCE First Preferred Shares, Series AH, then such remaining number of BCE First Preferred Shares, Series AH shall automatically be converted on such Conversion Date into an equal number of BCE First Preferred Shares, Series AG.

Bell Canada Management Proxy Circular

Restrictions on Dividends
Without the approval of the holders of outstanding BCE First Preferred Shares, Series AH:

•	BCE will not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BCE ranking junior to the BCE First Preferred Shares, Series AH) on the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AH;

•	BCE will not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AH (except out of the net cash proceeds of a substantially concurrent issue of shares of BCE ranking junior to the BCE First Preferred Shares, Series AH);

•	BCE will not purchase or otherwise retire less than all of the BCE First Preferred Shares, Series AH then outstanding; or

•	BCE will not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the BCE First Preferred Shares, Series AH provided that this restriction shall not limit or affect any such action in respect of any class of shares ranking in priority to the BCE First Preferred Shares, Series AH;
unless, in each such case, all cumulative dividends on outstanding BCE First Preferred Shares, Series AH accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Principal Characteristics of the BCE First Preferred Shares, Series AI
Definitions
The following definitions are relevant to the BCE First Preferred Shares, Series AI:
“Government of Canada Yield” on any date means the average of the yields determined by two registered Canadian investment dealers, selected by BCE as being the yield to maturity on such date compounded semi-annually and calculated in accordance with generally accepted financial practice, which a non-callable Government of Canada Bond would carry, if issued in Canada dollars in Canada at 100% of its principal amount on such date with a term to maturity of five years;
“Initial Fixed Dividend Rate” means 4.65% per annum;
“Initial Fixed Rate Period” means the period commencing on the Effective Date and ending on and including July 31, 2011; and
“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate period, the period commencing on August 1, 2011 and ending on and including July 31, 2016 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including July 31 in the fifth year thereafter.
Dividends
During the Initial Fixed Rate Period, dividends at the Initial Fixed Dividend Rate will, if declared, be payable quarterly on the first day of February, May, August and November in each year. Assuming that the Arrangement is effective on January 31, 2007, the dividends on the BCE First Preferred Shares, Series AI will be deemed to have

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commenced to accrue on November 1, 2006 at the Initial Fixed Dividend Rate, even though there will not have been any BCE First Preferred Shares, Series AI outstanding on such date. Assuming that the Arrangement is effective on January 31, 2007, the first record date for payment of dividends on the BCE First Preferred Shares, Series AI will be January 31, 2007 and such dividend will be payable on February 1, 2007.
For the initial Subsequent Fixed Rate Period and for each succeeding Subsequent Fixed Rate Period, the BCE First Preferred Shares, Series AI will be entitled to fixed cash dividends, as and when declared by the board of directors of BCE. BCE shall determine on the 25th day prior to the first day of each Subsequent Fixed Rate Period the annual dividend rate for each Subsequent Fixed Rate Period and give notice thereof. Such annual dividend rate must not be less than 80% of the Government of Canada Yield in effect at 10:00 a.m. (Montréal time) on the 25th day prior to the first day of each Subsequent Fixed Rate Period.
Issue of Additional Preferred Shares
BCE may issue additional series of BCE First Preferred Shares ranking on a parity with the BCE First Preferred Shares, Series AI without the authorization of the holders of the BCE First Preferred Shares, Series AI.
Purchase for Cancellation
BCE may at any time purchase for cancellation the whole or any part of the BCE First Preferred Shares, Series AI outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the board of directors of BCE such shares are obtainable.
Rights on Liquidation
In the event of any liquidation, dissolution or winding-up of BCE, the holders of the BCE First Preferred Shares, Series AI will be entitled to receive $25.00 per BCE First Preferred Share, Series AI plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution. Upon payment of such amounts, the holders of the BCE First Preferred Shares, Series AI will not be entitled to share in any further distribution of assets of BCE.
Voting Rights
The holders of BCE First Preferred Shares, Series AI will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of BCE unless BCE has failed to pay eight (8) dividends on the BCE First Preferred Shares, Series AI, whether or not consecutive. In the event that such failure occurs, and for so long as all such dividends remain in arrears, the holders of BCE First Preferred Shares, Series AI will be entitled to receive notice of and attend all shareholder meetings which take place more than sixty (60) days after the date on which the failure first occurred, and to one vote for each share held, other than meetings at which only holders of another class or series of shares are entitled to vote.
In connection with any action to be taken by BCE which requires the approval of the holders of BCE First Preferred Shares, Series AI voting as a series or as part of the class, each such share will entitle the holder thereof to one vote.
Tax Election
BCE will elect, in the manner and within the time provided under subsection 191.2(1) of the Tax Act, to pay tax at a rate such that holders of BCE First Preferred Shares, Series AI will not be required to pay tax on dividends received on the BCE First Preferred Shares, Series AI under section 187.2 of Part IV.I of such act.
Redemption
BCE may elect to redeem all, but not less than all, of the BCE First Preferred Shares, Series AI on August 1, 2011 or on August 1 every fifth year thereafter for $25.00 per share, together with accrued and unpaid dividends up to but excluding the date of redemption.

Bell Canada Management Proxy Circular

Conversion into BCE First Preferred Shares, Series AJ
Holders of BCE First Preferred Shares, Series AI will, subject to BCE’s right of redemption, have the right to convert, on August 1, 2011 and on August 1 every five years thereafter (a “Conversion Date”), their shares into an equal number of BCE First Preferred Shares, Series AJ upon giving to BCE notice thereof not earlier than 45 days prior to, but no later than the close of business on the 10th day preceding, a Conversion Date. If BCE determines following the close of business on the 10th day preceding a Conversion Date that there would be outstanding on such Conversion Date less than 2,000,000 BCE First Preferred Shares, Series AJ, then no BCE First Preferred Shares, Series AI shall be converted into BCE First Preferred Shares, Series AJ on such a Conversion Date.
Automatic Conversion Provision
If following the close of business on the 10th day preceding a Conversion Date BCE determines, after having taken into account all shares tendered for conversion by holders of BCE First Preferred Shares, Series AI and BCE First Preferred Shares, Series AJ, as the case may be, that there would be outstanding on such Conversion Date less than 2,000,000 BCE First Preferred Shares, Series AI, then such remaining number of BCE First Preferred Shares, Series AI shall automatically be converted on such Conversion Date into an equal number of BCE First Preferred Shares, Series AJ.
Restrictions on Dividends
Without the approval of the holders of outstanding BCE First Preferred Shares, Series AI:

•	BCE will not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BCE ranking junior to the BCE First Preferred Shares, Series AI) on the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AI;

•	BCE will not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AI (except out of the net cash proceeds of a substantially concurrent issue of shares of BCE ranking junior to the BCE First Preferred Shares, Series AI);

•	BCE will not purchase or otherwise retire less than all of the BCE First Preferred Shares, Series AI then outstanding; or

•	BCE will not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the BCE First Preferred Shares, Series AI provided that this restriction shall not limit or affect any such action in respect of any class of shares ranking in priority to the BCE First Preferred Shares, Series AI;
unless, in each such case, all cumulative dividends on outstanding BCE First Preferred Shares, Series AI accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.
Principal Characteristics of the BCE First Preferred Shares, Series AJ
Dividends
Dividends, if declared, will be payable monthly to the holders of BCE First Preferred Shares, Series AJ on the twelfth day of each Month commencing with the Month immediately following the first date of issue of any BCE First Preferred Shares, Series AJ, with the annual floating dividend rate for the first Month equal to 80% of Prime. The dividend rate will float in relation to changes in Prime and will be adjusted upwards or downwards on a monthly basis whenever the Calculated Trading Price of the BCE First Preferred Shares, Series AJ is $24.875 or less or $25.125

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or more. The maximum monthly adjustment for changes related to the Calculated Trading Price will be ±4.00% of Prime. However, the annual floating dividend rate applicable in a Month will in no event be less than 50% of Prime or greater than Prime.
Issue of Additional Preferred Shares
BCE may issue additional series of BCE First Preferred Shares ranking on a parity with the BCE First Preferred Shares, Series AJ without the authorization of the holders of the BCE First Preferred Shares, Series AJ.
Purchase for Cancellation
BCE may at any time purchase for cancellation the whole or any part of the BCE First Preferred Shares, Series AJ outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which in the opinion of the board of directors of BCE such shares are obtainable.
Rights on Liquidation
In the event of any liquidation, dissolution or winding-up of BCE, the holders of the BCE First Preferred Shares, Series AJ will be entitled to receive $25.00 per BCE First Preferred Share, Series AJ plus an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution. Upon payment of such amounts, the holders of the BCE First Preferred Shares, Series AJ will not be entitled to share in any further distribution of assets of BCE.
Voting Rights
The holders of BCE First Preferred Shares, Series AJ will not be entitled (except as otherwise provided by law) to receive notice of, attend, or vote at, any meeting of the shareholders of BCE unless BCE has failed to pay eight (8) dividends on the BCE First Preferred Shares, Series AJ, whether or not consecutive. In the event that such failure occurs, and for so long as all such dividends remain in arrears, the holders of BCE First Preferred Shares, Series AJ will be entitled to receive notice of and attend all shareholder meetings which take place more than sixty (60) days after the date on which the failure first occurred, and to one vote for each share held, other than meetings at which only holders of another class or series of shares are entitled to vote.
In connection with any action to be taken by BCE which requires the approval of the holders of BCE First Preferred Shares, Series AJ voting as a series or as part of the class, each such share will entitle the holder thereof to one vote.
Tax Election
BCE will elect, in the manner and within the time provided under subsection 191.2(1) of the Tax Act, to pay tax at a rate such that holders of BCE First Preferred Shares, Series AJ will not be required to pay tax on dividends received on the BCE First Preferred Shares, Series AJ under section 187.2 of Part IV.I of such act.
Redemption
BCE may elect to redeem all, but not less than all, of the BCE First Preferred Shares, Series AJ at any time for cash, at $25.50 per share, together with accrued and unpaid dividends up to but excluding the date of redemption.
Conversion into BCE First Preferred Shares, Series AI
Holders of BCE First Preferred Shares, Series AJ will, subject to BCE’s right of redemption, have the right to convert, on August 1, 2011 and on August 1 every five years thereafter (a “Conversion Date”) their shares into an equal number of BCE First Preferred Shares, Series AI upon giving to BCE notice thereof not earlier than 45 days prior to, but not later than the close of business on the 10th day preceding, a Conversion Date. If BCE determines following the close of business on the 10th day preceding a Conversion Date that there would be outstanding on such Conversion Date less than 2,000,000 BCE First Preferred Shares, Series AI, then no BCE First Preferred Shares, Series AJ shall be converted into BCE First Preferred Shares, Series AI on such a Conversion Date.

Bell Canada Management Proxy Circular

Automatic Conversion Provisions
If following the close of business on the 10th day preceding a Conversion Date BCE determines, after having taken into account all shares tendered for conversion by holders of BCE First Preferred Shares, Series AJ and BCE First Preferred Shares, Series AI, as the case may be, that there would be outstanding on such Conversion Date less than 2,000,000 BCE First Preferred Shares, Series AJ, then such remaining number of AJ BCE First Preferred Shares shall automatically be converted on such Conversion Date into an equal number of BCE First Preferred Shares, Series AI.
Restrictions on Dividends
Without the approval of the holders of outstanding BCE First Preferred Shares, Series AJ:

•	BCE will not declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BCE ranking junior to the BCE First Preferred Shares, Series AJ) on the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AJ;

•	BCE will not redeem, purchase or otherwise retire or make any capital distribution on or in respect of the BCE common shares or any other shares ranking junior to the BCE First Preferred Shares, Series AJ (except out of the net cash proceeds of a substantially concurrent issue of shares of BCE ranking junior to the BCE First Preferred Shares, Series AJ);

•	BCE will not purchase or otherwise retire less than all of the BCE First Preferred Shares, Series AJ then outstanding; or

•	BCE will not redeem, purchase or otherwise retire (except in connection with the exercise of any retraction privilege or any mandatory redemption obligation attaching thereto) any shares of any class or series ranking on a parity with the BCE First Preferred Shares, Series AJ provided that this restriction shall not limit or affect any such action in respect of any class of shares ranking in priority to the BCE First Preferred Shares, Series AJ;
unless, in each such case, all cumulative dividends on outstanding BCE First Preferred Shares, Series AJ accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Bell Canada Management Proxy Circular

BCE AND BELL CANADA

BCE and Bell Canada form Canada’s largest communications enterprise. For a full description of the businesses of BCE and Bell Canada, the 2005 BCE AIF, the 2005 Bell Canada AIF and the Safe Harbor Notice under the heading “Risks that Could Affect our Business and Results — Risks that Could Affect Certain BCE Group Companies — Bell Canada Companies — Changes to Wireline Regulation”, all of which are incorporated by reference herein should be consulted. See “Documents Incorporated by Reference”.
Recent Developments
Redemption of Long-Term Debt by BCE
On November 23, 2006, BCE announced that it will redeem, prior to maturity, an aggregate amount of $1.050 billion of outstanding long-term debt. This is consistent with BCE’s previously announced decision to dedicate approximately $1 billion from proceeds of non-core asset sales to debt reduction. The redemption will occur on December 28, 2006 and affects all of BCE’s outstanding 6.75% Series B Notes due October 30, 2007 and will be effected at a redemption price equal to $1,017.210 per $1,000 of Notes plus $10.911 for accrued and unpaid interest to the date of redemption.
Federal Government Proposal to Change Telecom Decision CRTC 2006-15
On December 11, 2006, the Minister of Industry announced a government proposal to change Telecom Decision CRTC 2006-15 which established a framework for forbearance from the regulation of residential and business local exchange services. The government is proposing to change the CRTC decision to accelerate deregulation of retail prices of local exchange services offered by incumbent telephone companies and separately has introduced amendments to the Competition Act to deter anti-competitive behavior. The proposed order would establish a forbearance test which (i) is based on the presence of competitors in geographic areas which are smaller, and therefore more appropriate, than those set out in Telecom Decision CRTC 2006-15 and (ii) amends the criteria for forbearance related to meeting certain quality of service indicators for wholesale services of incumbent telephone companies. The proposed order would also streamline the forbearance process and eliminate winback and promotional restrictions in regulated and deregulated areas. The proposed changes to the CRTC decision will be published in the Canada Gazette and will be subject to a 30-day public comment period. Although the proposed changes are expected to be positive for us, there can be no guarantee that the Cabinet will, in fact, issue the order, or that the proposed order proposed will not be amended prior to its issuance.
No Income Trust Conversion
On December 12, 2006, BCE announced that it will not move forward with the planned conversion of Bell Canada into an income trust, which was announced on October 11, 2006. As a result, BCE and Bell Canada have also decided not to move forward with the previously announced intention to make a tender offer for all of the outstanding preferred shares of BCE and Bell Canada. However, BCE is continuing with previously announced plans to simplify its corporate structure and eliminate BCE’s holding company operations. As part of this process, in addition to the proposed Arrangement, BCE intends, at its next annual shareholders meeting, to submit a proposal to its shareholders to change its name to Bell Canada Inc. Bell Canada also intends to change its name to Bell Inc. at the same time.
Dividend Increase and Normal Course Issuer Bid Renewal
On December 12, 2006, BCE announced that it will increase its annual common share dividend by 11% from $1.32 to $1.46 per common share. Based on the current competitive and technological environment, the board of directors of BCE believes that a distribution policy with a target dividend payout of 70% to 75% of earnings per share before net gains (losses) on investments and restructuring costs provides sufficient financial flexibility to continue the growth and improvement of the business while delivering significant distributions to shareholders. BCE also announced that upon the expiry of its current share buyback program in early February 2007, it intends to

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initiate another normal course issuer bid targeting approximately 5% of the outstanding BCE Common Shares, with an estimated value in excess of $1 billion. BCE’s normal course issuer bid is subject to approval by the TSX. The purchase of the BCE Common Shares will be carried out through the TSX and/or the New York Stock Exchange and will be made in accordance with the requirements of such exchanges.
CONSOLIDATED CAPITALIZATION

The following table sets out the share and loan capital of BCE as at December 31, 2005 and September 30, 2006, and as at September 30, 2006 on a pro-forma basis giving effect to the Arrangement:

			As at September 30,
	As at December 31,	As at September 30,	2006,
	2005	2006	Pro Forma

	($ millions)	($ millions)	($ millions)
Long-term debt (1)	13,016	14,474	14,474
Non-controlling interest	2,898	2,222	1,122
Shareholders’ Equity
— Preferred shares	1,670	1,670	2,770
— Common shares	16,806	13,555	13,555
— Contributed surplus	1,081	2,574	2,574
— Currency translation adjustment	(73)	(2)	(2)
— Deficit	(4,763)	(4,726)	(4,735)

(1) Including both current and long-term portion.
The following table sets out the share and loan capital of Bell Canada as at December 31, 2005 and September 30, 2006, and as at September 30, 2006 on a pro-forma basis giving effect to the Arrangement and reflecting a subsequent step whereby the Bell Canada Preferred Shares held by BCE upon completion of the Arrangement would be exchanged by Bell Canada for Bell Canada Common Shares:

			As at September 30,
	As at December 31,	As at September 30,	2006,
	2005	2006	Pro Forma

	($ millions)	($ millions)	($ millions)
Long-term debt(1)	11,013	13,601	13,601
Non-controlling interest	1,212	1,261	1,261
Shareholders’ Equity
— Preferred shares	1,100	1,100	—
— Common shares	7,689	7,502	8,602
— Contributed surplus	538	227	227
— Retained earnings	808	944	935

(1) Including both current and long-term portion.
CREDIT RATINGS

The BCE Exchange Shares have credit ratings that are, in the case of DBRS, one category lower and, in the case of S&P, the same as, those of the Bell Canada Preferred Shares. The Bell Canada Preferred Shares are rated Pfd-2 by DBRS, the fifth of sixteen standard categories used by DBRS for preferred shares. The Bell Canada Preferred Shares

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are rated P-2 by S&P, the fifth of the eighteen standard categories used by S&P for preferred shares. The BCE Exchange Shares are rated Pfd-2 (low) by DBRS, the sixth of sixteen standard categories used by DBRS for preferred shares. The BCE Exchange Shares are rated P-2 by S&P, the fifth of the eighteen standard categories used by S&P for preferred shares.
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Ratings for preferred shares range from “Pfd-1 (high)” from DBRS and “P-1 (high)” from S&P, which represent the highest quality of securities, to “D” from DBRS and S&P, which represent the lowest quality of securities rated. Each rating should be evaluated independently of any other rating. The credit ratings accorded to the BCE Exchange Shares by the rating agencies are not recommendations to purchase, hold or sell BCE Exchange Shares inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances so warrant.
RISK FACTORS

The holding of BCE Exchange Shares to be distributed pursuant to the Arrangement involves certain risks which shareholders should take into consideration when making a decision to approve the Arrangement Resolution. These risks have been disclosed in the Safe Harbor Notice, under the heading “Risks that Could Affect our Business and Results”, which section of the Safe Harbor Notice is incorporated by reference in this information circular.
The following risk factors are in addition to those incorporated by reference herein:
Credit Rating
There is no assurance that any credit rating assigned to the BCE Exchange Shares issued pursuant to the Arrangement will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the BCE Exchange Shares.
Subordination
As a result of the Arrangement, the Bell Canada Preferred Shares will be exchanged for BCE Exchange Shares which will rank pari passu with the other issued and outstanding BCE First Preferred Shares over which they currently have priority. Holders of Bell Canada Preferred Shares are currently subordinated to creditors of Bell Canada. Following the Share Exchange, the former holders of Bell Canada Preferred Shares, through their holding of the BCE Exchange Shares will remain effectively subordinated to the creditors of Bell Canada and in addition will be subordinated to the creditors of BCE and therefore may receive less upon certain liquidation events.
Holding Company Structure
BCE has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and investments in significantly influenced companies, including its indirect ownership of all of the outstanding Bell Canada Common Shares. BCE’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and significantly influenced companies to pay dividends or otherwise make distributions to it. As a result of BCE’s strategy of focusing on its core communications business, the business of Bell Canada is expected in the future to represent substantially all of BCE’s business and investment activity, and therefore BCE will be largely dependent on the operations and performance of Bell Canada. BCE’s subsidiaries, joint ventures and significantly influenced companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE.

Bell Canada Management Proxy Circular

The Arrangement
The completion of the proposed Arrangement is subject to a number of conditions including those described under “Key Conditions Precedent to the Arrangement”. These conditions may not be satisfied, or may not be satisfied on terms satisfactory to BCE or Bell Canada, in which case the proposed Arrangement could be modified, restructured or terminated. In addition, the respective board of directors of Bell Canada and BCE have the discretion to determine not to proceed with the Arrangement.
Tax Implications
The Share Exchange has certain tax implications which Shareholders should take into consideration when making a decision to approve the Arrangement Resolution. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.
INTEREST OF EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon by Stikeman Elliott LLP (regarding Canadian laws), and Sullivan & Cromwell LLP (regarding U.S. laws) on our behalf. BMO Nesbitt Burns has provided the Fairness Opinion. BMO Nestbitt Burns and the partners of Stikeman Elliott LLP beneficially own, directly or indirectly, less than 1% of the issued and outstanding Bell Canada Common Shares and less than 1% of the issued and outstanding Bell Canada Preferred Shares, on a per series basis (in the case of each firm).
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. CONSEQUENTLY, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR ADVICE AS TO THE TAX CONSEQUENCES OF THE ARRANGEMENT HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.
In the opinion of our counsel, Stikeman Elliott LLP, the following summary, as of the date hereof, describes the principal Canadian federal income tax consequences of the Arrangement to a holder of Bell Canada Preferred Shares (a “holder”) who, for the purposes of the Tax Act, at all relevant times, (i) holds the Bell Canada Preferred Shares and will hold the BCE Exchange Shares as capital property and (ii) deals at arm’s length with Bell Canada and BCE, and is not affiliated with, Bell Canada and BCE. Generally, the Bell Canada Preferred Shares and the BCE Exchange Shares will be considered to be capital property to a holder provided the holder does not hold such shares in the course of carrying on business and has not acquired them in a transaction or transactions considered to be an adventure in the nature of trade.
This summary is not applicable to a holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act, or a holder an interest in which is a “tax shelter investment”, as defined in the Tax Act. Such holders should consult their own tax advisors with respect to the consequences to them of the Arrangement.
Depending upon all of the circumstances, including the date of issue of a Bell Canada Preferred Share, the date of acquisition of a Bell Canada Preferred Share by a holder that is a “specified financial institution” for the purposes of the Tax Act and the extent of holdings of Bell Canada Preferred Shares by such a holder and persons with whom the holder does not deal at arm’s length, the approval of the Arrangement may cause a Bell Canada Preferred Share to be treated as a “term preferred share” for the purposes of the Tax Act. Other than as to the limited information provided under “Holders Resident of Canada — Taxation of Dividends on BCE Exchange Shares”, this summary is not applicable to holders that are “specified financial institutions”

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for the purposes of the Tax Act and such holders should consult their own tax advisors with respect to their particular circumstances.
This summary is based upon the current provisions of the Tax Act and counsel’s understanding of the current published administrative practices and policies of the CRA. It also takes into account all proposed amendments to the Tax Act publicly released by the Minister of Finance (Canada) (“Tax Proposals”), and assumes that all such Tax Proposals will be enacted. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations.
Holders Resident of Canada
The following discussion applies to a holder of Bell Canada Preferred Shares who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is a resident of Canada (a “Canadian holder”). Certain Canadian holders whose Bell Canada Preferred Shares might not otherwise qualify as capital property may, in certain circumstances, treat such shares as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.
Increase in Stated Capital of the Bell Canada Preferred Shares
A Canadian holder will not be subject to tax under the Tax Act as a result of the increase in the stated capital of the Bell Canada Preferred Shares provided for under the Arrangement.
Bell Canada Special Dividend
The tax consequences to a Canadian holder who receives the Bell Canada Special Dividend to be declared by Bell Canada as part of the Arrangement will be identical to those described below under “Holders Resident of Canada — Taxation of Dividends on BCE Exchange Shares”.
Exchange of Bell Canada Preferred Shares for BCE Exchange Shares
No gain or loss will be realized on the exchange of Bell Canada Preferred Shares for BCE Exchange Shares. A Canadian holder will be considered to have acquired the BCE Exchange Shares at a cost equal to such holder’s cost in the Bell Canada Preferred Shares.
Dissenting Shareholders
A Dissenting Shareholder who receives the fair value of its Bell Canada Preferred Shares will be deemed to have received a dividend to the extent the payment (less the amount of any interest awarded by the Court) exceeds the paid-up capital of those shares for purposes of the Tax Act.
Any such dividend received by a Dissenting Shareholder will be subject to the tax treatment described below under “Holders Resident of Canada — Taxation of Dividends on BCE Exchange Shares”.
The amount of any such deemed dividend will reduce the proceeds of disposition for purposes of calculating the Dissenting Shareholder’s capital gain or capital loss, if any, on the disposition of Bell Canada Preferred Shares to which it relates. Subject to the preceding sentence, the amount of any capital gain or capital loss realized by a Dissenting Shareholder will be determined using the methodology described under “Holders Resident of Canada — Disposition of BCE Exchange Shares”.
Any interest awarded to a Dissenting Shareholder by the Court will be included in the Dissenting Shareholder’s income for purposes of the Tax Act. Dissenting Shareholders are urged to consult their own tax advisors with respect to the tax consequences to them of exercising their Dissent Rights.

Bell Canada Management Proxy Circular

Taxation of Dividends on BCE Exchange Shares
Dividends received or deemed to be received on the BCE Exchange Shares will be included in a Canadian holder’s income for purposes of the Tax Act. Such dividends received or deemed to be received by a Canadian holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations. Tax Proposals announced by the Minister of Finance (Canada) on November 23, 2005 and draft legislation released by the Minister of Finance (Canada) on June 29, 2006 would provide for an enhanced dividend tax credit in respect of “eligible dividends” paid after 2005. No assurance can be given that such Tax Proposals will be enacted.
A Canadian holder that is a corporation other than a “specified financial institution”, as defined in the Tax Act, will include dividends received or deemed to be received on the BCE Exchange Shares in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the BCE Exchange Shares to the extent such dividends are deductible in computing the holder’s taxable income.
A Canadian holder that is a corporation and that is a “specified financial institution”, within the meaning of the Tax Act, will include dividends received or deemed to be received on the BCE Exchange Shares in computing the corporation’s income and will generally be entitled to deduct the amount of such dividend in computing its taxable income, provided the BCE Exchange Shares are not “term preferred shares” within the meaning of the Tax Act at the time the dividend is paid. A share may be considered a term preferred share if, as a consequence of its terms or conditions, the issuing corporation or any person related thereto or any partnership or trust of which the issuing corporation or a person related thereto is a member or beneficiary “may reasonably be expected at any time to redeem, acquire or cancel, in whole or in part, the share or reduce its paid-up capital”. BMO Nesbitt Burns has delivered its opinion of even date herewith that the terms and conditions of the BCE Exchange Shares are not such that, as a consequence of such terms and conditions, BCE or a person related thereto or any partnership or trust of which BCE or a person related thereto is a member or beneficiary may reasonably be expected at any time to redeem, acquire or cancel, in whole or in part, any of the BCE Exchange Shares or to reduce their paid-up capital. Based and relying, in part, on such opinion, the BCE Exchange Shares will not be, in the opinion of counsel, term preferred shares.
The BCE Exchange Shares are “taxable preferred shares” as defined in the Tax Act. The terms of the BCE Exchange Shares require BCE to make the necessary election under Part VI.1 of the Tax Act so that corporate shareholders will not be subject to tax under Part IV.1 of the Tax Act on dividends received or deemed to be received by BCE on the BCE Exchange Shares. Consequently, provided that such election is made, dividends on the BCE Exchange Shares received or deemed to be received by corporations, including “specified financial institutions”, will not be subject to the 10% tax payable under Part IV.1 of the Tax Act.
Disposition of BCE Exchange Shares
A disposition, or a deemed disposition, of a BCE Exchange Share by a Canadian holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the BCE Exchange Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the share to the holder. For this purpose, the adjusted cost base to a Canadian holder of BCE Exchange Shares will be determined at any time by averaging the cost of such shares with the adjusted cost base of any other BCE Exchange Shares owned by the holder as capital property at that time. Such capital gain (or capital loss) will be subject to the treatment described below under “Holders Resident of Canada — Taxation of Capital Gains and Capital Losses”.
Refundable Tax
A Canadian holder that is a “Canadian-controlled private corporation” (as such term is defined in the Tax Act) may be liable to pay a refundable tax on certain investment income, including Taxable Capital Gains, as defined below, but excluding dividends or deemed dividends deductible in computing taxable income.

Bell Canada Management Proxy Circular

Taxation of Capital Gains and Capital Losses
Generally, one half of any capital gain (a “Taxable Capital Gain”) realized by a Canadian holder in a taxation year will be included in the holder’s income in the year. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss (an “Allowable Capital Loss”) realized by a Canadian holder in a taxation year must be deducted from Taxable Capital Gains realized by the holder in the year and Allowable Capital Losses in excess of Taxable Capital Gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years. A Taxable Capital Gain realized by a Canadian holder who is an individual may give rise to liability for alternative minimum tax.
The amount of any capital loss realized by a Canadian holder that is a corporation on the disposition of a BCE Exchange Share may be reduced by the amount of dividends received or deemed to be received by it on such share (or on a share for which the BCE Exchange Share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns BCE Exchange Shares, directly or indirectly, through a partnership or a trust.
Holders Not Resident of Canada
The following discussion applies to a holder of Bell Canada Preferred Shares who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not and is not deemed to use or hold the Bell Canada Preferred Shares in carrying on business in Canada (a “Non-Resident holder”). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).
Increase in Stated Capital of the Bell Canada Preferred Shares
A Non-Resident holder will not be subject to tax under the Tax Act as a result of the increase in the stated capital of the Bell Canada Preferred Shares provided for under the Arrangement.
Bell Canada Special Dividend
The tax consequences to a Non-Resident holder who receives the Bell Canada Special Dividend to be declared by Bell Canada as part of the Arrangement will be identical to those described below under “Holders Not Resident of Canada — Taxation of Dividends on BCE Exchange Shares”.
Exchange of Bell Canada Preferred Shares for BCE Exchange Shares
No gain or loss will be realized on the exchange of Bell Canada Preferred Shares for BCE Exchange Shares. A Non-Resident holder will be considered to have acquired the BCE Exchange Shares at a cost equal to such holder’s cost in the Bell Canada Preferred Shares.
Dissenting Shareholders
A Non-Resident holder who is a Dissenting Shareholder (a “Non-Resident Dissenting Shareholder”) and who receives the fair value of its Bell Canada Preferred Shares will be deemed to have received a dividend to the extent the payment (less the amount of any interest awarded by the Court) exceeds the paid-up capital of those shares for purposes of the Tax Act. Any such deemed dividend will be subject to the tax treatment described below under “Holders Not Resident of Canada — Taxation of Dividends on BCE Exchange Shares”. The amount of any such deemed dividend will reduce the proceeds of disposition for purposes of calculating the Non-Resident Dissenting Shareholder’s capital gain or capital loss, if any, on the disposition of Bell Canada Preferred Shares to which it relates. A Non-Resident Dissenting Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized by such holder on a disposition of Bell Canada Preferred Shares unless the shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Dissenting Shareholder at the time of disposition and the holder is not entitled to relief under the applicable income tax treaty or convention. As long as

Bell Canada Management Proxy Circular

the Bell Canada Preferred Shares are then listed on a prescribed stock exchange (which currently includes the TSX), the Bell Canada Preferred Shares generally will not constitute taxable Canadian property of a Non-Resident Dissenting Shareholder, unless at any time during the 60-month period immediately preceding the disposition the holder, persons with whom the Non-Resident Dissenting Shareholder did not deal at arm’s length, or the Non-Resident Dissenting Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Bell Canada.
Any interest awarded by the Court to a Non-Resident Dissenting Shareholder will be subject to Canadian withholding tax at a rate of 25%. Such rate of withholding may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-Resident Dissenting Shareholder is a resident. Where the Non-Resident Dissenting Shareholder is a resident of the United States entitled to benefits under the Canada-United States Income Tax Convention, the rate of withholding tax in respect of interest beneficially owned by such holder is generally reduced to 10%.
Non-Resident Dissenting Shareholders are urged to consult their own tax advisors with respect to the tax consequences to them of exercising their Dissent Rights.
Taxation of Dividends on BCE Exchange Shares
Dividends received or deemed to be received on the BCE Exchange Shares by a Non-Resident holder will be subject to a withholding tax in the amount of 25%. Such withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-Resident holder is a resident. Where the Non-Resident holder is a resident of the United States entitled to benefits under the Canada-United States Income Tax Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by such resident is generally reduced to 5% if the holder is a corporation which owns at least 10% of the voting stock of BCE, and to 15% in all other cases.
Disposition of BCE Exchange Shares
A Non-Resident holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident holder on a disposition of BCE Exchange Shares unless the shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident holder at the time of disposition and the holder is not entitled to relief under the applicable income tax treaty or convention. As long as the BCE Exchange Shares are then listed on a prescribed stock exchange (which currently includes the TSX), the BCE Exchange Shares generally will not constitute taxable Canadian property of a Non-Resident holder, unless at any time during the 60-month period immediately preceding the disposition the Non-Resident holder, persons with whom the Non-Resident holder did not deal at arm’s length, or the Non-Resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of BCE.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences of the Share Exchange to U.S. holders. This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the Code), final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.
Except as specifically discussed below regarding backup withholding with respect to non-U.S. holders, this summary is addressed only to U.S. holders of Bell Canada Preferred Shares. For the purpose of this discussion, a U.S. holder means a beneficial owner of Bell Canada Preferred Shares that were acquired on or after the date such shares were first offered for sale to the public in the United States that is either a U.S. citizen, an individual resident in the U.S. for U.S. federal income tax purposes, corporations created or organized in the U.S. or under the laws of the U.S. or

Bell Canada Management Proxy Circular

any state in the U.S., estates the income of which is subject to U.S. federal income tax regardless of the source of their income or any trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or (ii) the trust properly elects to be treated as a U.S. trust. For U.S. federal income tax purposes, income earned through a partnership, S corporation or certain trusts is generally attributed to its owners.
This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this discussion does not address the considerations that may be applicable to particular classes of U.S. holders who are subject to special tax treatment under the Code or any final, temporary and proposed Treasury Regulations promulgated thereunder, including U.S. holders who acquired their Bell Canada Preferred Shares pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, dealers or brokers in securities or currencies, tax exempt organizations, financial institutions, holders of securities as part of a “straddle,” “hedge,” “conversion” or other risk-reduction transaction, U.S. holders who own or at any time held, directly or indirectly or through attribution, 10% or more of the outstanding shares of Bell Canada or of BCE, Inc. or U.S. holders that are residents of a country other than the U.S. or that have a permanent establishment in a country other than the U.S.
In addition the following discussion does not address the U.S. federal income tax consequences to holders of options to purchase Bell Canada Preferred Shares. It also assumes that neither Bell Canada nor BCE is a PFIC for U.S. federal income tax purposes with respect to any U.S. holders.
Each U.S. holder should consult the holder’s own tax advisor as to the particular tax consequences of the Share Exchange to the holder, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.
The receipt by a U.S. holder of BCE Exchange Shares in exchange for Bell Canada Preferred Shares in the Share Exchange is expected to be a taxable transaction for U.S. federal income tax purposes and amounts received under the Bell Canada Special Dividend should be treated as additional consideration received in the Share Exchange. In addition, the BCE Exchange Shares shoud not be treated as substantially identical to the Bell Canada Preferred Shares for purposes of the limitation on losses in the case of wash sales of securities.
Based on the foregoing, for U.S. federal income tax purposes, a U.S. holder will recognize gain or loss equal to the difference, if any, between (i) the sum of the amount received under the Bell Canada Special Dividend and the fair market value on the date of the Share Exchange of any BCE Exchange Shares received by such U.S. holder in exchange for the Bell Canada Preferred Shares (including amounts withheld under applicable tax laws) and (ii) such U.S. holder’s aggregate adjusted tax basis in the Bell Canada Preferred Shares surrendered by such U.S. holder in the Share Exchange. Gain or loss will be determined separately for each block of Shares acquired at the same cost in a single transaction. Assuming that a U.S. holder’s Bell Canada Preferred Shares are held as capital assets, the gain or loss recognized by such holder will be capital gain or loss, and will be long-term capital gain or loss if the holding period for the Bell Canada Preferred Shares exceeds one year. The use of capital losses is generally subject to limitations. A U.S. holder that receives BCE Exchange Shares in the Share Exchange will have a basis in such BCE Exchange Shares equal to its fair market value on the date of the Share Exchange and the holding period for such BCE Exchange Shares will begin on the day after the Share Exchange.
Certain non-corporate holders of the Bell Canada Preferred Shares may be subject to U.S. backup withholding at a rate of 28%, on payments made in the Share Exchange that are made in the U.S. or by a U.S. based financial intermediary. Backup withholding generally will not apply, however, to a shareholder who furnishes, on a properly executed IRS Form W-9, such U.S. holder’s taxpayer identification number and certifies under penalties of perjury that the number is correct and that the shareholder is not subject to backup withholding, who furnishes a properly executed IRS Form W-8BEN certifying that the shareholder is not a U.S. Person, or who otherwise certifies such

Bell Canada Management Proxy Circular

shareholder’s exemption from backup withholding. Special rules apply in the case of Bell Canada Preferred Shares held by a partnership or other flow-through entity. The backup withholding tax is not an additional tax; rather, it may be credited against the U.S. federal income tax liability of the U.S. holder of Bell Canada Preferred Shares if the required information is provided to the IRS. If backup withholding results in an overpayment of tax, a refund may be obtained by filing a U.S. federal income tax return.
Any gain recognized by a U.S. holder with respect to the Share Exchange will generally be treated as U.S. source and will be considered passive income for purposes of the foreign tax credit limitation which may have adverse consequences with respect to a U.S. holder’s ability to claim foreign tax credit benefits. Because the application of the foreign tax credit rules is complex and will depend on a U.S. holder’s particular tax circumstances, U.S. holders are urged to consult their own tax advisors with respect to the availability of the foreign tax credit.
Assuming BCE has sufficient earnings and profits for U.S. federal income tax purposes, distributions paid under the BCE Exchange Shares during periods following the Share Exchange should generally be treated as dividends for U.S. federal income tax purposes. Amounts distributed in excess of BCE’s accumulated or current earnings and profits, as calculated for U.S. federal income tax purposes, will reduce a U.S. holders basis in the BCE Exchange Shares to zero and any additional amounts received will be treated as consideration received in exchange for the BCE Exchange Shares resulting in capital gain. In the case of individual U.S. holders who hold their BCE Exchange Shares for more than 60 days during the 121-day period that begins 60 days before the BCE Exchange Shares become ex dividend with respect to a particular dividend, individual U.S. holders will generally be eligible for the 15% rate on qualified dividends. Corporate U.S. holders will not be able to claim the dividends received deduction because BCE is not a U.S. corporation. Distributions that are treated as dividends will be foreign source income for purposes of the foreign tax credit. As discussed in the preceding paragraph, U.S. holders should consult their own tax advisors with respect to the availability of the foreign tax credit.
PROXY SOLICITATION

Depositary
We have engaged Computershare to act as Depositary for the receipt of Bell Canada Preferred Shares and related form of proxies, voting instruction forms and Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will also be responsible for delivery of the BCE Exchange Shares to non-dissenting Preferred Shareholders. The Depositary will receive reasonable and customary compensation from us for its services relating to the Arrangement and we will reimburse the Depositary for certain out-of-pocket expenses. We have also agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Arrangement, including certain liabilities under the provincial securities laws of Canada.
Dealer Managers and Soliciting Dealer Group
We have engaged the services of BMO Nesbitt Burns in Canada and BMO Capital Markets Corp. in the United States to act as Dealer Manager on behalf of Bell Canada to solicit proxies in favour of the Arrangement. The Dealer Manager was paid a fee of $150,000 for acting as Dealer Manager and for forming and managing the Soliciting Dealer Group, and we will reimburse them for their reasonable out-of-pocket costs and expenses. In addition, we will indemnify the Dealer Manager and the Soliciting Dealers against certain liabilities, including liabilities under securities laws, in connection with the Arrangement.
The Dealer Manager has agreed to form and manage a soliciting dealer group (together with the Dealer Manager, the “Soliciting Dealer Group”) consisting of members of the Investment Dealers Association of Canada, the TSX, the

Bell Canada Management Proxy Circular

TSX Venture Exchange and the National Association of Securities Dealers to solicit proxies in favour of the Arrangement. Each member of the Soliciting Dealer Group, including each of the Dealer Managers, is referred to herein as a “Soliciting Dealer”. We have agreed that if the Arrangement is effected, we will pay to each Soliciting Dealer (including the Dealer Manager) a solicitation fee of Cdn.$0.05 for each vote in favour of the Arrangement that has been solicited by a Soliciting Dealer, other than in respect of Bell Canada Preferred Shares held by a Soliciting Dealer for its own account. We may require the Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to us at the time of voting. The aggregate amount payable to a Soliciting Dealer with respect to any single voting beneficial Preferred Shareholder will be not more than Cdn.$1,500, and no solicitation fee will be payable in the case of a beneficial owner of less than 500 Bell Canada Preferred Shares.
Investment advisors or registered representatives employed by the Soliciting Dealers may solicit their clients. Soliciting Dealers may pay an investment advisor or registered representative a portion of the solicitation fee for Bell Canada Preferred Shares voted by clients of the investment adviser or registered representative.

Bell Canada Management Proxy Circular

GENERAL PROXY MATTERS

Your vote is important — It is very important that you read this information carefully and then vote your shares, either by proxy or in person at the Meeting.
Voting by Proxy
This is the easiest way to vote. Voting by proxy means that you are giving the Person or people named on your proxy form the authority to vote your shares for you at the Meeting or any adjournment. A proxy form is enclosed with this information circular.
You can choose from three different ways to vote your shares by proxy:

1.	by mail

2.	by fax

3.	by appointing another Person to go to the Meeting and vote your shares for you.
The directors who are named on the proxy form will vote your shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your shares.
If you are voting your shares by proxy, our transfer agent, Computershare, or other agents we appoint, must receive your completed proxy form by 4:45 p.m. (Eastern time) on Friday, January 19, 2007.
You are a registered shareholder
If your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.
You are a non-registered (or beneficial) shareholder
If your bank, trust company, securities broker or other financial institution holds your shares for you (your nominee). For most of you, your proxy form tells you whether you are a non-registered (or beneficial) shareholder.
If you are not sure whether you are a registered or non-registered shareholder, please contact Computershare.
COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue
9th Floor
Toronto, Ontario, Canada M5J 2YI
FAX
1-888-453-0330 (toll-free in Canada and the United States)
416-263-9394 (outside Canada and the United States)
E-MAIL
bce@computershare.com

Bell Canada Management Proxy Circular

How to Vote — Registered Shareholders
A.  By Proxy
1   BY MAIL

•	Complete pages 1 and 2 of the proxy form, sign and date your proxy form and return it in the envelope we have provided.

•	Please see “Completing the Proxy Form” below for more information.
2   BY FAX

•	Complete pages 1 and 2 of the proxy form, sign and date your proxy form and send both pages (in one transmission) by fax to 1-866-249-7775 (toll free in Canada and the United States) or 416-263-9524 (outside Canada and the United States).

•	Please see “Completing the Proxy Form” below for more information.

3	BY APPOINTING ANOTHER PERSON TO GO TO THE MEETING AND VOTE YOUR SHARES FOR YOU

•	This Person does not have to be a shareholder.

•	Strike out the four names that are printed on the proxy form and write the name of the Person you are appointing in the space provided. Complete your voting instructions, date and sign the form, and return it to Computershare as instructed.

•	Make sure that the Person you appoint is aware that he or she has been appointed and attends the Meeting.

•	At the Meeting, he or she should see a representative of Computershare at the table marked “Alternate attorneys/ External proxyholders”.

•	Please see “Completing the Proxy Form” for more information.
B.  In Person at the Meeting
You do not need to complete or return your proxy form.
You should see a representative of Computershare before entering the Meeting to register your attendance at the Meeting.
Voting in person at the Meeting will automatically cancel any proxy you completed and submitted earlier.

Bell Canada Management Proxy Circular

How to Vote — Non-Registered Shareholders
1   BY PROXY

•	Your nominee is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a request for voting instructions or a proxy form in this package.

•	In most cases, you will receive a voting instruction form that allows you to provide your voting instructions by telephone, by mail or by fax.

•	Alternatively, you may be a non-registered shareholder who will receive from your nominee a voting instruction form which:

—	is to be completed and returned, as directed in the instructions provided; or

—	has been pre-authorized by your nominee indicating the number of shares to be voted, which is to be completed, dated, signed and returned to Computershare, by mail or fax.
2   IN PERSON AT THE MEETING

•	We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your shares in person at the Meeting if you have previously appointed yourself as the proxyholder for your shares by printing your name in the space provided on the voting instruction form and submitting such instruction form as directed on the form. Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded to Computershare by 4:45 p.m. (Eastern time) on Friday, January 19, 2007.

•	Your vote will be taken and counted at the Meeting.

•	Prior to the Meeting, you should see a representative of Computershare at the table marked “Alternate attorneys/ External proxyholders”.
Completing the Proxy Form
You can choose to vote “For” or “Against” the Arrangement.
When you sign the proxy form, you authorize Richard J. Currie, Michael J. Sabia, Siim A. Vanaselja or Patricia A. Olah, who are all directors and/or officers of Bell Canada, to vote your shares for you at the Meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your shares, your vote will be counted FOR the approval of the Arrangement.
Your proxyholder will also vote your shares as he sees fit on any other matter that may properly come before the Meeting.
If you are appointing someone else to vote your shares for you at the Meeting, strike out the four names of the directors and write the name of the Person voting for you in the space provided. If you do not specify how you want your shares voted, your proxyholder will vote your shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting.

Bell Canada Management Proxy Circular

If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form.
Changing Your Vote
You can revoke a vote you made by proxy by:

•	voting again by fax before 4:45 p.m. (Eastern time) on Friday, January 19, 2007

•	completing a proxy form that is dated later than the proxy form you are changing and mailing it or faxing it to Computershare so that it is received before 4:45 p.m. (Eastern time) on Friday, January 19, 2007

•	sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:45 p.m. (Eastern time) on Friday, January 19, 2007

•	giving a notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or any adjournment thereof.
How the votes are counted
You have one vote for each Share you hold on Record Date. As of the Record Date, an aggregate of 355,346,988 Bell Canada Common Shares and an aggregate of 44,000,000 Bell Canada Preferred Shares were entitled to be voted at the Meeting. Quorum for the Meeting was fixed by the Interim Order at 20% of the votes attached to all outstanding Bell Canada Common Shares and at 20% of the votes attached to all outstanding Bell Canada Preferred Shares, in each case present at the Meeting in person or by proxy.
The Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the holders of the Bell Canada Common Shares and the Preferred Shareholders, each voting as a separate class, at the Meeting in person or by proxy. The sole holder of Bell Canada Common Shares is BCH, a wholly-owned subsidiary of BCE. BCH intends to vote its Bell Canada Common Shares in favor of the Arrangement Resolution. BCH has agreed that it will not exercise its Dissent Rights with respect to the Arrangement.
Computershare counts and tabulates the votes. It does this independently of us to make sure that the votes of individual shareholders are confidential. Computershare refers proxy forms to us only when:

•	it is clear that a shareholder wants to communicate with management;

•	the validity of the form is in question;

•	the law requires it.

Bell Canada Management Proxy Circular

ADDITIONAL INFORMATION

You can ask us for a copy of the following documents of BCE, as applicable, at no charge:

•	most recent annual report, which includes comparative financial statements and MD&A for the most recently completed financial year together with the accompanying auditor’s report;

•	any interim financial statements that were filed after the financial statements for the most recently completed financial year;

•	MD&A for the interim financial statements;

•	the management proxy circular for BCE’s most recent annual shareholder meeting; and

•	most recent AIF, together with any document, or the relevant pages of any document, incorporated by reference into it.
Please write to our Corporate Secretary Office or our Investor Relations Group at 1000, de La Gauchetière Street West, Suite 4100, Montréal, Québec, Canada H3B 5H8 or call 1-800-339-6353.
These documents are also available on our website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All of our news releases are also available on our website.

Bell Canada Management Proxy Circular

AUDITORS’ CONSENT

We have read the Notice of Special Shareholder Meeting and Management Proxy Circular of Bell Canada dated December 12, 2006 with respect to a plan of arrangement. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents relating to such plan of arrangement.
We consent to the incorporation by reference in the above-mentioned document of our report to the Shareholders of Bell Canada on the consolidated balance sheets of Bell Canada as at December 31, 2005 and 2004, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2005 . Our report is dated January 31, 2006.
We consent to the incorporation by reference in the above-mentioned document of our report to the Shareholders of BCE Inc. on the consolidated balance sheets of BCE Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated January 31, 2006.

Montréal, Québec	(Signed) Deloitte & Touche LLP
December 12, 2006	Chartered Accountants

Bell Canada Management Proxy Circular

CONSENT OF STIKEMAN ELLIOTT LLP

To: The Board of Directors of Bell Canada
We hereby consent to the references to our name contained under the heading “Interest of Experts” and to our opinions contained under “Eligibility for Investments” and “Certain Canadian Federal Income Tax Considerations” in the Notice of Special Shareholder Meeting and Management Proxy Circular of Bell Canada dated December 12, 2006 with respect to a plan of arrangement.

Montréal, Québec	(Signed) Stikeman Elliott LLP
December 12, 2006

Bell Canada Management Proxy Circular

CONSENT OF BMO NESBITT BURNS INC.

To: The Board of Directors of Bell Canada
We hereby consent to the references to our name, the reference to our fairness opinion and confirmation thereof contained under the headings “Reasons for the Arrangement” and “The Arrangement — Fairness Opinion” and the opinion and confirmation thereof contained under the heading “Canadian Federal Income Tax Considerations”, and to the inclusion of the text of our opinion in Appendix “C” of the Notice of Special Shareholder Meeting and Management Proxy Circular of Bell Canada dated December 12, 2006 with respect to a plan of arrangement.

Montréal, Québec December 12, 2006	(Signed) BMO Nesbitt Burns Inc.

Bell Canada Management Proxy Circular

APPROVAL OF DIRECTORS AND CERTIFICATE

The contents and sending of this Notice of Special Shareholder Meeting and Management Proxy Circular of Bell Canada dated December 12, 2006 have been approved in substance by the board of directors of Bell Canada. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
DATED at Montréal, Québec as of the 12th day of December, 2006.
Patricia A. Olah
Corporate Secretary and Lead Governance Counsel, Bell Canada

Bell Canada Management Proxy Circular

APPENDIX “A”
ARRANGEMENT RESOLUTION

The following special resolution approving the Plan of Arrangement is being submitted for consideration at the meeting and, if thought advisable, approval:
RESOLVED, AS A SPECIAL RESOLUTION:

1.	THAT the Arrangement under section 192 of the Canada Business Corporations Act substantially as set forth in the Plan of Arrangement attached as Appendix “B” to the Notice of Special Shareholder Meeting and Management Proxy Circular of Bell Canada be and is hereby approved and authorized;

2.	THAT notwithstanding that this resolution has been duly passed by the shareholders of Bell Canada or has received the approval of the Superior Court of Québec, the board of directors of Bell Canada may decide not to proceed with the Arrangement or revoke this resolution at any time prior to the issue of a certificate giving effect to the Arrangement without further approval of the shareholders of Bell Canada; and

3.	THAT any director or officer of Bell Canada be and is hereby authorized, for and on behalf of Bell Canada, to execute and deliver articles of arrangement and all other documents and do all such other acts or things as such or person may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

A-1
Bell Canada Management Proxy Circular

APPENDIX “B”
PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION
1.1  Definitions
In this Plan of Arrangement the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):
“Arrangement” means the arrangement pursuant to Section 192 of the CBCA on and subject to the terms and conditions set forth in this Plan of Arrangement and any supplement, modification or amendment made thereto in accordance with the terms hereof and the Exchange Agreement, or made at the direction of the Court in the Final Order (with the consent of BCE and Bell Canada);
“BCE” means BCE Inc., a corporation amalgamated under the CBCA, and includes its successors;
“BCE Exchange Shares” means, collectively, the BCE First Preferred Shares, Series AE, the BCE First Preferred Shares, Series AF, the BCE First Preferred Shares, Series AG, the BCE First Preferred Shares, Series AH and the BCE First Preferred Shares, Series AI in the capital of BCE to be issued to the non-dissenting Preferred Shareholders as a result of the Arrangement;
“BCE First Preferred Shares” means the cumulative redeemable first preferred shares in the capital of BCE, issuable in series;
“Bell Canada” means Bell Canada or The Bell Telephone Company of Canada, a corporation amalgamated under the CBCA, and includes its successors;
“Bell Canada Common Shares” means the common shares in the capital of Bell Canada;
“Bell Canada Preferred Shares” means the cumulative redeemable Class A preferred shares in the capital of Bell Canada, issuable in series;
“Board” means the board of directors of Bell Canada from time to time;
“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday, when banks are generally open for the transaction of business in Montréal, Québec;
“CBCA” means the Canada Business Corporations Act, including the regulations promulgated thereunder, in each case as amended or replaced from time to time;
“Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Director, pursuant to Section 192(7) of the CBCA, giving effect to the Arrangement;
“Court” means the Québec Superior Court;
“Director” means the Director appointed under Section 260 of the CBCA;

Bell Canada Management Proxy Circular

“Dissent Rights” has the meaning ascribed thereto in Section 4.1;
“Dissenting Shareholder” means registered holders of Shares who validly exercises Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder;
“Effective Date” means January 31, 2007, or such earlier or later date as BCE and Bell Canada may agree;
“Effective Time” means 5:01 p.m. (Eastern time) on the Effective Date;
“Exchange Agreement” means the exchange agreement dated as of December 12, 2006 between BCE and Bell Canada setting forth the terms of the Plan of Arrangement as the same may be amended, supplemented or restated from time to time in accordance with its terms;
“Final Order” means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of Subsection 192(4) of the CBCA, as such order may be affirmed, amended or modified (so long as such amendment or modification has the consent of BCE and Bell Canada) by any court of competent jurisdiction;
“holder” means, except where specified otherwise, when used with reference to any security described in this Plan of Arrangement, the registered holder of such security at the relevant time;
“Interim Order” means the interim order of the Court in connection with the Arrangement and related matters, as such order may be affirmed, amended or modified by any court of competent jurisdiction (so long as such amendment or modification has the consent of BCE and Bell Canada);
“Meeting” means the special meeting of the holders of the Bell Canada Common Shares and the Bell Canada Preferred Shares, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement;
“Person” means and includes any individual, corporation, limited partnership, limited liability partnership, general partnership, joint stock company, limited liability corporation, unlimited liability company or corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity, and any governmental entity;
“Plan of Arrangement” means this Plan of Arrangement, as the same may be amended, supplemented or restated from time to time in accordance with this Plan of Arrangement and the Exchange Agreement, or at the direction of the Court in the Final Order (with the consent of BCE and Bell Canada);
“Preferred Shareholder” means a holder of Bell Canada Preferred Shares;
“Shareholders” means, collectively, the holders of Bell Canada Common Shares and the Preferred Shareholders;
“Shares” means, collectively, the Bell Canada Common Shares and the Bell Canada Preferred Shares;
“Transfer Agent” means Computershare Trust Company of Canada or such other institution as Bell Canada may select; and
“Transmittal Letter” means a letter of transmittal pursuant to which a Preferred Shareholder is required to deliver certificates representing Bell Canada Preferred Shares in order to receive a certificate representing BCE First Preferred Shares issued to such Preferred Shareholder under the Arrangement.

Bell Canada Management Proxy Circular

1.2  Interpretation
In this Plan of Arrangement:

(a)	Headings – The division of this Plan of Arrangement into Articles, Sections and Clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

(b)	References – Unless otherwise indicated, all references to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

(c)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing any gender include all genders.

(d)	Date for Any Action – In the event that the date on which any action to be taken hereunder by any Person hereunder is not a Business Day, such action shall be taken on the next succeeding Business Day.

(e)	Statutory References – Unless otherwise indicated, references in this Plan of Arrangement to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supercedes any such statute or regulation.

(f)	Currency – All references to money amounts are to the lawful currency of Canada.
ARTICLE 2
PURPOSE AND EFFECT OF ARRANGEMENT
2.1  Binding Effect
The Arrangement will become effective at, and be binding at and after, the Effective Time in accordance with its terms on: (i) Bell Canada; (ii) all holders and all beneficial holders of Bell Canada Preferred Shares and (iii) all holders and all beneficial holders of Bell Canada Common Shares, without any further act or formality required on the part of any Person, except as expressly provided herein.
ARTICLE 3
ARRANGEMENT
3.1  The Arrangement
Commencing on the Effective Date, each of the events set out below shall occur and shall be deemed to occur in the following order and at the times specified, without any further act or formality required on the part of any Person, except as expressly provided herein (including in Articles 4 and 5 hereof):

(a)	At the Effective Time, the Bell Canada Preferred Shares in respect of which Dissent Rights have been validly exercised before the Effective Time shall be deemed to have been transferred to Bell Canada and cancelled and shall cease to be outstanding at such time, and the holders of such Bell Canada Preferred Shares will cease to have any rights in respect of such Bell Canada Preferred Shares other than the right to be paid the fair value for their Bell Canada Preferred Shares by Bell Canada subject to and in accordance with Article 4 hereof. Concurrently with such purchase and cancellation, the stated capital of each series of the

Bell Canada Management Proxy Circular

Bell Canada Preferred Shares which were so purchased and cancelled shall be reduced in accordance with Section 39(1) of the CBCA.

(b)	Effective at 5:05 p.m. (Eastern time) on the Effective Date, an amount equal to the difference, if positive, between (i) the aggregate fair market value of the issued and outstanding Bell Canada Preferred Shares Series 15, as determined by Bell Canada, acting reasonably, and (ii) the then stated capital of the Bell Canada Preferred Shares Series 15, will be transferred from the stated capital account of the Bell Canada Common Shares to the stated capital account of the Bell Canada Preferred Shares Series 15. For greater certainty, this transfer shall not result in the creation of a contributed surplus or any payment by or to the holders of the Bell Canada Common Shares or the holders of the Bell Canada Preferred Shares Series 15.

(c)	Effective at 5:05 p.m. (Eastern time) on the Effective Date, an amount equal to the difference, if positive, between (i) the aggregate fair market value of the issued and outstanding Bell Canada Preferred Shares Series 16, as determined by Bell Canada, acting reasonably, and (ii) the then stated capital of the Bell Canada Preferred Shares Series 16, will be transferred from the stated capital account of the Bell Canada Common Shares to the stated capital account of the Bell Canada Preferred Shares Series 16. For greater certainty, this transfer shall not result in the creation of a contributed surplus or any payment by or to the holders of the Bell Canada Common Shares or the holders of the Bell Canada Preferred Shares Series 16.

(d)	Effective at 5:05 p.m. (Eastern time) on the Effective Date, an amount equal to the difference, if positive, between (i) the aggregate fair market value of the issued and outstanding Bell Canada Preferred Shares Series 17, as determined by Bell Canada, acting reasonably, and (ii) the then stated capital of the Bell Canada Preferred Shares Series 17, will be transferred from the stated capital account of the Bell Canada Common Shares to the stated capital account of the Bell Canada Preferred Shares Series 17. For greater certainty, this transfer shall not result in the creation of a contributed surplus or any payment by or to the holders of the Bell Canada Common Shares or the holders of the Bell Canada Preferred Shares Series 17.

(e)	Effective at 5:05 p.m. (Eastern time) on the Effective Date, an amount equal to the difference, if positive, between (i) the aggregate fair market value of the issued and outstanding Bell Canada Preferred Shares Series 18, as determined by Bell Canada, acting reasonably, and (ii) the then stated capital of the Bell Canada Preferred Shares Series 18, will be transferred from the stated capital account of the Bell Canada Common Shares to the stated capital account of the Bell Canada Preferred Shares Series 18. For greater certainty, this transfer shall not result in the creation of a contributed surplus or any payment by or to the holders of the Bell Canada Common Shares or the holders of the Bell Canada Preferred Shares Series 18.

(f)	Effective at 5:05 p.m. (Eastern time) on the Effective Date, an amount equal to the difference, if positive, between (i) the aggregate fair market value of the issued and outstanding Bell Canada Preferred Shares Series 19, as determined by Bell Canada, acting reasonably, and (ii) the then stated capital of the Bell Canada Preferred Shares Series 19, will be transferred from the stated capital account of the Bell Canada Common Shares to the stated capital account of the Bell Canada Preferred Shares Series 19. For greater certainty, this transfer shall not result in the creation of a contributed surplus or any payment by or to the holders of the Bell Canada Common Shares or the holders of the Bell Canada Preferred Shares Series 19.

(g)	Effective at 6:00 p.m. (Eastern time) on the Effective Date, Bell Canada shall be deemed to have declared a special dividend to the holders of Bell Canada Preferred Shares of record at such time in an amount equal to $0.20 per Bell Canada Preferred Share, which special dividend shall be paid to such holders within seven days of the Effective Date.

Bell Canada Management Proxy Circular

(h)	Effective at 7:00 p.m. (Eastern time) on the Effective Date, each issued and outstanding Bell Canada Preferred Share as of such time shall, subject to and in accordance with Article 5, be exchanged by the holder thereof with BCE for one newly-issued fully paid and non-assessable BCE Exchange Share, as follows:

(i)	each Bell Canada Preferred Share Series 15 shall be exchanged for one newly-issued fully paid and non-assessable BCE First Preferred Share, Series AE;

(ii)	each Bell Canada Preferred Share Series 16 shall be exchanged for one newly-issued fully paid and non-assessable BCE First Preferred Share, Series AF;

(iii)	each Bell Canada Preferred Share Series 17 shall be exchanged for one newly-issued fully paid and non-assessable BCE First Preferred Share, Series AG;

(iv)	each Bell Canada Preferred Share Series 18 shall be exchanged for one newly-issued fully paid and non-assessable BCE First Preferred Share, Series AH; and

(v)	each Bell Canada Preferred Share Series 19 shall be exchanged for one newly-issued fully paid and non-assessable BCE First Preferred Share, Series AI.

3.2	Transfers Free and Clear of Title Restrictions
Any transfer of any securities pursuant to the Arrangement shall be free and clear of any hypothecs, liens, claims, encumbrances, charges, adverse interests or security interests.
ARTICLE 4
RIGHTS OF DISSENT

4.1	Rights of Dissent
Registered Shareholders may exercise rights of dissent with respect to their Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Article 4 (the “Dissent Rights”), provided that written notice setting forth such registered Shareholders’ objection to the Arrangement and exercise of Dissent Rights must be received by Bell Canada at its registered office not later than 5:00 p.m. (Eastern time) on the second to last Business Day preceding the date of the Meeting (or the date that is two Business Days immediately preceding any adjournment or postponement thereof). Shareholders who validly exercise their rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Shares, shall be deemed to have transferred such Shares to Bell Canada as of the Effective Time as set out in Article 3 and will be entitled to be paid in cash the fair value (as determined in accordance with section 190 of the CBCA) of such Shares by Bell Canada, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(b)	are ultimately determined at any time to be not entitled, for any reason, to be paid fair value for their Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.

Bell Canada Management Proxy Circular

4.2	Recognition of Dissenting Shareholders
From and after the Effective Time, neither Bell Canada, BCE nor any other Person shall be required to recognize a Dissenting Shareholder as a holder of Shares and the names of the Dissenting Shareholders shall be deleted from the register of holders of Shares previously maintained or caused to be maintained by Bell Canada.
ARTICLE 5
OUTSTANDING CERTIFICATES

5.1	Former Share Certificates
From and after the Effective Date, certificates formerly representing Bell Canada Preferred Shares shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement.

5.2	Exchange of Bell Canada Preferred Share Certificates for BCE Preferred Share Certificates
Bell Canada shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Preferred Shareholder of a duly completed Transmittal Letter and the certificates representing such Preferred Shareholder’s Bell Canada Preferred Shares, together with such other documents reasonably required by the Transfer Agent or Bell Canada, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former Preferred Shareholder at the address specified in the Transmittal Letter; or

(b)	if requested by such Preferred Shareholder in the Transmittal Letter, make available or cause to be made available at the office of the Transfer Agent in the City of Montréal, Québec or the City of Toronto, Ontario, for pickup by such former Preferred Shareholder;
certificates representing the number of BCE Exchange Shares issued to such former Preferred Shareholder pursuant to the Arrangement.

5.3	Lost, Stolen, Damaged or Destroyed Certificates
If any certificate which immediately prior to the Effective Date represented an interest in outstanding Bell Canada Preferred Shares has been lost, stolen, damaged or destroyed, Bell Canada will, upon:

(a)	receipt by Bell Canada and the Transfer Agent of an affidavit from the person claiming such certificate to have been lost, stolen, damaged or destroyed of that fact in form and substance satisfactory to Bell Canada and the Transfer Agent; and

(b)	delivery by such person to Bell Canada and the Transfer Agent of a bond in form and substance satisfactory to Bell Canada and the Transfer Agent, or of such other means of indemnification satisfactory to Bell Canada and the Transfer Agent, against any claim that may be made against either of them with respect to the certificate alleged to have been lost, stolen, damaged or destroyed,

Bell Canada Management Proxy Circular

deliver or cause to be delivered, if applicable in exchange for such damaged or destroyed certificate, BCE Exchange Shares (and/or such other consideration to which the holder is entitled pursuant to the Arrangement) as determined in accordance with the Arrangement.
5.4  Withholding Rights
Bell Canada, BCE and the Transfer Agent shall be entitled to deduct and withhold from any consideration otherwise payable to any Preferred Shareholder under this Plan of Arrangement, such amounts as BCE, Bell Canada or the Transfer Agent is required to deduct and withhold with respect to such consideration under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986, or any provision of provincial, state, local or foreign tax law, in each case, as amended, supplemented or superceded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Preferred Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
ARTICLE 6
AMENDMENTS AND OTHER MATTERS
6.1  Amendments to Plan of Arrangement

(a)	Bell Canada reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is consented to by BCE and: (i) filed with the Court and, if made following the Meeting, approved by the Court, and (ii) communicated to Preferred Shareholders in any manner ordered by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Bell Canada at any time prior to or at the Meeting with or without any other prior notice or communication and, if so proposed, consented to by BCE and approved by the shareholders of Bell Canada voting at the Meeting in the manner required by the Court, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement which is approved by the Court following the Meeting shall be effective only: (i) if it is consented to by BCE and Bell Canada, and (ii) if required by the Court or applicable law, it is approved by the shareholders of Bell Canada in the manner required by the Court.

(d)	Subject to applicable law, any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Bell Canada (with the consent of BCE), provided that it concerns a matter which, in the reasonable opinion of Bell Canada, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any Preferred Shareholder.

Bell Canada Management Proxy Circular

ARTICLE 7
TERMINATION
7.1  Termination
Notwithstanding any prior approvals by the Court or by the shareholders of Bell Canada, the Board may decide not to proceed with the Arrangement at any time prior to the issuance of the Certificate of Arrangement, without further approval of the Court or the shareholders of Bell Canada.

Bell Canada Management Proxy Circular

APPENDIX “C”
FAIRNESS OPINION

Opinion
December 11, 2006
The Board of Directors of Bell Canada
1000, de La Gauchetière West
38th Floor
Montreal, QC
H3B 4Y7
To the Board of Directors of Bell Canada
RE: Proposed Bell Canada Plan of Arrangement — Exchange of Preferred Shares for BCE Inc. Preferred Shares
BMO Nesbitt Burns Inc. (“BMO Capital Markets”) understands that Bell Canada proposes to effect an arrangement (the “Arrangement”) whereby all of the outstanding preferred shares of Bell Canada (the “Bell Canada Preferred Shares”) will be exchanged for preferred shares (the “BCE Exchange Shares”) of BCE Inc. (together with, where applicable, its subsidiaries and its joint ventures, “BCE”).
The terms of, and conditions necessary to complete, the Arrangement are to be set forth in the Bell Canada management information circular (collectively, together with the related documents included therein, the “Circular”) to be mailed to holders of common shares and preferred shares in the capital of Bell Canada (the preferred shareholders of Bell Canada being referred to herein as the “Preferred Shareholders”) in connection with the Arrangement.
Under the Arrangement non-dissenting holders of Preferred Shareholders will receive BCE Exchange Shares carrying the same series rights as their current Bell Canada Preferred Shares, and having the class rights, privileges, restrictions and conditions of the cumulative redeemable first preferred shares in the capital of BCE (the “BCE First Preferred Shares”). The BCE Exchange Shares received by the Preferred Shareholders as a result of the Arrangement will rank pari passu with the other issued and outstanding BCE First Preferred Shares. The BCE Exchange Shares will be effectively subordinated to creditors of BCE and BCE’s subsidiaries, joint ventures and significantly influenced companies, including creditors of Bell Canada. As part of the Arrangement and immediately prior to the share exchange, Bell Canada will declare a one time special dividend of $0.20 per Bell Canada Preferred Share outstanding payable to non-dissenting Preferred Shareholders, such dividend to be paid within seven days after the effective date of the Arrangement (such special dividend, together with the BCE Exchange Shares to be received on the exchange of the Bell Canada Preferred Shares, being referred to for purposes of this opinion as the “Consideration”).
The Arrangement is conditional upon, among other things: (i) approval of the Arrangement by the common shareholders of Bell Canada and the Preferred Shareholders, each voting as a separate class, in accordance with applicable law, (ii) the receipt of all necessary governmental, regulatory and other securityholder approvals, and (iii) the respective boards of directors of BCE or Bell Canada must not have determined, each in their sole and absolute discretion, that to proceed with the Arrangement would not be in the respective best interests of BCE or Bell Canada. In addition, the board of directors of Bell Canada will have the discretion to determine not to proceed with the Arrangement.

Bell Canada Management Proxy Circular

Engagement of BMO Capital Markets
Under the terms of our engagement agreement (the “Engagement Agreement”), dated November 24, 2006, BMO Capital Markets has been retained to provide financial advisory services in connection with the Arrangement and to deliver to the board of directors of Bell Canada (referred to herein as the “Board”) its opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be received by the Preferred Shareholders under the Arrangement. BMO Capital Markets has not been asked to prepare, and has not prepared, a formal valuation of BCE or Bell Canada or any of their respective securities or assets, and the Opinion should not be construed as such; BMO Capital Markets has, however, conducted such analyses as it considered necessary or appropriate in the circumstances.
The terms of the Engagement Agreement provide that BMO Capital Markets is to be paid fees for the services to be rendered thereunder. Pursuant to the Engagement Agreement, the fees payable to BMO Capital Markets on the delivery of the Opinion are not contingent upon the conclusions reached by BMO Capital Markets in the Opinion. BMO Capital Markets is also entitled, in certain circumstances, to be reimbursed for reasonable out-of-pocket expenses, whether or not the Arrangement is completed, incurred by BMO Capital Markets in carrying out its obligations under the Engagement Agreement. Bell Canada has agreed to indemnify BMO Capital Markets and its personnel, subject to certain limitations, against certain losses, claims, causes of action, suits, proceedings, damages and liabilities arising out of the services provided by BMO Capital Markets under the Engagement Agreement.
Relationship with Interested Parties
BMO Capital Markets is a wholly owned subsidiary of the Bank of Montreal (“BMO”). Neither BMO Capital Markets, nor any of its affiliated entities, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of BCE or any of its associates or affiliates.
BMO provides and has provided banking services in the normal course of business to BCE and to Bell Canada. The fees received by BMO in connection with the above activities are not material to BMO. In addition to the services being provided under the Engagement Agreement, BMO Capital Markets has in the past provided, and may in the future provide, financial advisory and investment banking services to BCE and/or to Bell Canada. The fees received by BMO Capital Markets in connection with the above activities are not material to BMO Capital Markets. There are no understandings, agreements or commitments between BMO Capital Markets, or any affiliated entity of BMO Capital Markets, on the one hand, and BCE and/or Bell Canada or any of their respective associates or affiliates, on the other hand, with respect to any future business dealings.
BMO Capital Markets acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, or may in the future have, positions in securities of BCE and/or Bell Canada and, from time to time, may have executed or may execute transactions on behalf of BCE and/or Bell Canada or on behalf of other clients for which it received or may receive compensation. As an investment dealer, BMO Capital Markets conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in BCE and/or Bell Canada.
Credentials of BMO Capital Markets
BMO Capital Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion is the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of directors and officers of BMO Capital Markets, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Bell Canada Management Proxy Circular

Scope of Review and Matters to be Reviewed
The assessment of fairness, from a financial point of view, must be determined in the context of the particular transaction. In connection with this Opinion, BMO Capital Markets reviewed, considered and relied upon or carried out, among other things, the following:

(a)	public filings submitted by or on behalf of each of BCE and Bell Canada to securities commissions or similar regulatory authorities in Canada for the last three fiscal years, including annual reports, management information circulars, annual information forms, and interim and audited annual financial statements and management’s discussions and analysis thereon;

(b)	selected internal financial statements and other business and financial information of each of BCE and Bell Canada, historical financial information and management’s projections of business operations going forward;

(c)	the draft plan of arrangement of Bell Canada providing for the exchange;

(d)	the draft articles of amendment of BCE creating the BCE Exchange Shares;

(e)	the agreement between BCE and Bell Canada regarding the proposed exchange;

(f)	public information relating to the business operations, financial performance and stock trading history of publicly traded companies similarly constituted or comparable to BCE and Bell Canada;

(g)	discussions with certain members of senior management of BCE and Bell Canada with respect to the business, historical and projected financial condition and certain other financial and operating data of BCE and Bell Canada;

(h)	analyses of trading yields and other performance metrics considered relevant as valuation benchmarks for the Bell Canada Preferred Shares and the BCE Exchange Shares;

(i)	representations contained in a certificate, dated December 11, 2006, as to certain factual matters including the completeness, accuracy and fair presentation of the information upon which this Opinion is based and the availability of a right of dissent and appraisal under the Arrangement, provided by certain members of senior management of BCE and addressed to BMO Capital Markets;

(j)	discussions with the legal and tax counsel to BCE and Bell Canada; and

(k)	other corporate, operating, industry and financial market information, investigations and analyses as BMO Capital Markets considered necessary or appropriate in the circumstances.
BMO Capital Markets has been granted access to senior management of BCE and Bell Canada and has not, to its knowledge, been denied any requested information.
Assumptions and Limitations
This Opinion is subject to the assumptions, explanations and limitations expressed below.
BMO Capital Markets has, subject to the exercise of its professional judgement, relied upon and assumed the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management, directors and advisors of BCE and

Bell Canada Management Proxy Circular

Bell Canada or otherwise (collectively, the “Information”) and has not attempted to independently verify the accuracy or completeness of the Information. The Opinion assumes, and is conditional upon, the completeness, accuracy and fair presentation of the Information. With respect to the financial projections and budgets provided to BMO Capital Markets and used in the analyses supporting this opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of BCE and Bell Canada management as to the matters covered thereby and in rendering this Opinion we express no view as to the reasonableness of such projections or budgets or the assumptions on which they are based.
Senior management of BCE has represented to BMO Capital Markets, as at December 11, 2006, that (among other things) (a) they have no knowledge of any facts not contained in or referred to in the information provided to BMO Capital Markets by or on behalf of BCE or Bell Canada, or obtained by BMO Capital Markets from the public record, which would reasonably be expected to affect materially this Opinion; (b) with the exception of projections or estimates referred to in paragraph (d) below, the written information and data provided to BMO Capital Markets, written by or on behalf of BCE or Bell Canada, or otherwise provided or made available to BMO Capital Markets in connection with the Arrangement is or, in the case of historical information or data, was, at the date it was provided to BMO Capital Markets, true and accurate in all material respects and no additional material, data or information would be required to make the data provided to BMO Capital Markets not misleading in light of the circumstances in which it was provided; (c) to the extent that any of the information or data identified in paragraph (b) is historical, there have been no material changes therein since the respective dates thereof which would have or which would reasonably be expected to have a material effect on this Opinion and which have not been disclosed to BMO Capital Markets or updated by more current information or data disclosed; and (d) any portions of the information or data provided to BMO Capital Markets which constitute projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of BCE or Bell Canada, as the case may be, are (or were at the time of preparation) reasonable in the circumstances.
With respect to all legal and tax matters relating to the Arrangement, and the implementation thereof, BMO Capital Markets has assumed the validity and efficacy of the procedures to be followed to implement the Arrangement, and that the disclosure required under applicable law concerning same will be fully set forth in the Circular, and BMO Capital Markets does not express any opinion in respect thereof. BMO Capital Markets has not considered (and BMO Capital Markets expresses no opinion in respect of) the tax impact of the Arrangement on Preferred Shareholders.
The Arrangement is subject to certain conditions outside the control of BCE and Bell Canada, and BMO Capital Markets has, accordingly, assumed that all conditions precedent to the completion of the Arrangement will be satisfied in due course or waived and all required consents, permissions, exemptions or orders of relevant regulatory authorities and courts will be obtained, without adverse conditions or qualifications. In rendering the Opinion, BMO Capital Markets expresses no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived or that the Arrangement will be implemented on a timely basis, without any waivers, and that all required consents, permissions, exemptions or orders will be obtained without adverse condition or qualification and without material cost.
The Opinion is rendered as at the date hereof and based on securities markets, economic and general business and financial conditions prevailing as at the date hereof and is based on the condition and prospects, financial and otherwise, of BCE and Bell Canada as they were reflected in the Information and documents reviewed by BMO Capital Markets and as they were represented to BMO Capital Markets in discussions with senior management and advisors of BCE and Bell Canada. In its analysis and in preparing the Opinion, BMO Capital Markets has made assumptions with respect to industry performance and future general business and economic conditions and other matters, many of which are beyond the control of BMO Capital Markets, BCE, Bell Canada, or any party involved in the Arrangement. Although BMO Capital Markets believes that the assumptions used in preparing the Opinion are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

Bell Canada Management Proxy Circular

The Opinion does not address the relative merits of the Arrangement compared to any other strategic alternatives or transactions that might be available to BCE or Bell Canada. BMO Capital Markets was not asked to, and does not, offer any opinion or recommendation as to whether Preferred Shareholders should dissent from the Arrangement or vote in favour of the Arrangement. BMO Capital Markets expresses no opinion concerning the future trading price of the Bell Canada Preferred Shares or of the BCE Exchange Shares for which they would be exchanged under the Arrangement. BMO Capital Markets has not been asked to prepare, and has not prepared, a formal valuation of BCE or Bell Canada or any of their respective securities or assets, and this Opinion should not be construed as such a formal valuation.
The Opinion has been prepared and provided solely for the use of the Board and for inclusion in the Circular, and may not be used or relied upon by any other person other than the Board without the express prior written consent of BMO Capital Markets. BMO Capital Markets is entitled, at any time prior to the completion of the Arrangement, to withdraw, change or modify the Opinion if BMO Capital Markets concludes that there has been a material change in the business, affairs or financial condition of BCE or Bell Canada, or there has been a material change in any fact or matter affecting the Opinion, or if BMO Capital Markets becomes aware of any information not previously known by BMO Capital Markets, regardless of the source, which in its opinion would make the Opinion misleading in any material respect.
The Opinion is provided as of the date hereof and BMO Capital Markets disclaims any undertaking or obligations to advise any person of any change in any fact or matter affecting the Opinion of which it may become aware after the date hereof. BMO Capital Markets believes that its analyses must be considered as a whole and that selecting portions of its analysis and specific factors, without considering all factors and analysis together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. As such, this Opinion should be read in its entirety.
Opinion
Based on and subject to the foregoing, BMO Capital Markets is of the opinion that, as at the date hereof, the Consideration to be received by the Preferred Shareholders under the Arrangement is, in respect of each series of the preferred shares of Bell Canada, fair, from a financial point of view, to the Preferred Shareholders.
Yours very truly,
BMO Nesbitt Burns Inc.

Bell Canada Management Proxy Circular

Opinion
December 12, 2006
The Board of Directors of Bell Canada
1000, de La Gauchetière West
38th Floor
Montreal, QC
H3B 4Y7
To the Board of Directors of Bell Canada
RE: Opinion Dated December 11, 2006 Regarding the Proposed Bell Canada Plan of Arrangement — Exchange of Preferred Shares for BCE Inc. Preferred Shares (the “Opinion”)
Capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Opinion.
Subject to the limitations, qualifications and assumptions set forth in the Opinion and based upon our review of: (i) the press release dated the date hereof issued by Bell Canada; and (ii) representations contained in a certificate, dated the date hereof provided by certain members of senior management of BCE and addressed to BMO Capital Markets; BMO Capital Markets is of the opinion that, as at the date hereof, the Consideration to be received by the Preferred Shareholders under the Arrangement is, in respect of each series of the preferred shares of Bell Canada, fair, from a financial point of view, to the Preferred Shareholders.
Yours very truly,
BMO Nesbitt Burns Inc.

Bell Canada Management Proxy Circular

APPENDIX “D”
SECTION 190 OF THE CBCA

190.(1)	Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.
Further right

(2)	A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
If one class of shares

(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares.
Payment for shares

(3)	In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
No partial dissent

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection

(5)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
Notice of resolution

(6)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.
Demand for payment

(7)	A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning

Bell Canada Management Proxy Circular

that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.
Share certificate

(8)	A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Forfeiture

(9)	A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
Endorsing certificate

(10)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
Suspension of rights

(11)	On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.
Offer to pay

(12)	A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
Same terms

(13)	Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
Payment

(14)	Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Bell Canada Management Proxy Circular

Corporation may apply to court

(15)	Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
Shareholder application to court

(16)	If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
Venue

(17)	An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
No security for costs

(18)	A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
Parties

(19)	On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
Powers of court

(20)	On an application to a court under subsection (15) or (16), the court may determine whether any other Person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
Appraisers

(21)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
Final order

(22)	The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.
Interest

(23)	A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
Notice that subsection (26) applies

(24)	If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
Effect where subsection (26) applies

(25)	If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is

Bell Canada Management Proxy Circular

reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Bell Canada Management Proxy Circular

APPENDIX “E”
INTERIM ORDER

SUPERIOR COURT
CANADA
PROVINCE OF QUÉBEC
DISTRICT OF MONTRÉAL
(Commercial Division)
No: 500-11-029530-066
DATE: December 19, 2006

IN THE PRESENCE OF: THE HONOURABLE JEAN-FRANÇOIS BUFFONI

BELL CANADA,
     Applicant
v.
THE DIRECTOR IN CHARGE OF THE CBCA,
     Mis en cause

JUDGMENT

[1]  CONSIDERING the application of Bell Canada under Section 192 of the CBCA at the interim level;
[2]  CONSIDERING the affidavit of Patricia A. Olah dated December 18, 2006, and the exhibits produced in support of Bell Canada’s application;
[3]  CONSIDERING the fairness opinion of BMO Nesbitt Burns Inc. dated December 11, 2006, as confirmed on December 12, 2006;
[4]  CONSIDERING that the requirements set forth by the Director in charge of the CBCA (“Director”) in the Policy statement 15.1 of the Director concerning arrangements under Section 192 of the CBCA has been complied with and that the Director has concluded that he did not need to appear or be heard on the application;
THE COURT MAKES THE FOLLOWING INTERIM ORDER:
GRANTS the application for interim order;
DISPENSES Bell Canada from serving the application for Interim Order, except to the Director in charge of the Canada Business Corporations Act, R.S.C., 1985, c. C-44 (the “CBCA”);

Bell Canada Management Proxy Circular

As to the meeting
     AUTHORIZES AND DIRECTS Bell Canada to call, hold and conduct a special meeting of its Shareholders (as defined in the Circular) (the “Special Meeting”), such meeting to be called, held and conducted in accordance with this interim order (the “Interim Order”) and otherwise in accordance with the provisions of the CBCA and the articles and by-laws of Bell Canada (except as modified by this Interim Order), for the purpose of considering and, if deemed advisable, passing a special resolution (the “Arrangement Resolution”) to approve a plan of arrangement (the “Plan of Arrangement”) being Appendix B to the management proxy circular (the “Circular”) (Exhibit R-1) produced into the Court Record;
     AUTHORIZES Bell Canada to make such amendments, revisions or supplements to the Circular (including to the Arrangement Resolution, the Plan of Arrangement and the other appendices) as it may determine until such time as the Notice of Meeting is given, without any additional notice to the Shareholders and DECLARES that the Arrangement Resolution and the Plan of Arrangement, as amended, revised or supplemented, shall be the ones submitted at the Special Meeting;
     ORDERS that the Special Meeting be held in Montréal on January 23, 2007, unless otherwise postponed or adjourned, and in such case on such date to which the Special Meeting may be postponed or adjourned;
     AUTHORIZES Bell Canada to adjourn or postpone the Special Meeting on one or more occasions, without the necessity of first convening the Special Meeting or first obtaining any vote of the Shareholders in respect of the adjournment or postponement;
As to the notice of meeting
     ORDERS that Bell Canada give written notice of said Special Meeting to its Shareholders (the “Notice of Meeting”) in accordance with the provisions of its by-laws, by mailing the same by prepaid ordinary post to the addresses of the Shareholders as recorded on the books of Bell Canada as at December 19, 2006, provided that Bell Canada shall complete the mailing of such Notice of Meeting no less than twenty-one days before the Special Meeting;
     ORDERS that Bell Canada send to its Shareholders: a copy of the documents filed herewith as Exhibits R-1 and R-2 in substantially the form filed, being the proxy form and the Circular, the latter including, inter alia, a copy of the Arrangement Resolution, the Plan of Arrangement, the Fairness Opinion (as defined in the Circular) and this Interim Order to be rendered herein, being respectively Appendices A, B, C and E to the Circular, all with such changes as may be deemed necessary or advisable by Bell Canada (collectively referred to as the “Proxy Material”);
     DECLARES that the Proxy Material shall be deemed, for the purposes of this Interim Order, the Special Meeting and/or the final order (the “Final Order”) to have been received by and/or served on the Shareholders three days after delivery thereof to the post office;
As to voting
     DECLARES that the Shareholders may authorize the transactions contemplated by the Plan of Arrangement by approving the Arrangement Resolution at the Special Meeting by at least 66 2/3% of the votes cast by the holder of common shares of Bell Canada and the Preferred Shareholders (as defined in the Circular), each voting separately as a class, present or represented by proxy and entitled to vote at such Special Meeting;

Bell Canada Management Proxy Circular

     DECLARES that quorum for the Special Meeting be fixed at 20% of the votes attached to all outstanding common shares of Bell Canada and 20% of the votes attached to all outstanding Bell Canada Preferred Shares, in each case present at the Special Meeting in person or by proxy;
As to dissent rights
     ORDERS that:

(a) The Shareholders shall be entitled to dissent from the Arrangement Resolution approving the proposed Plan of Arrangement (the “Dissenting Shareholder”) in the manner provided in Section 190 of the CBCA as modified by this Interim Order and the Plan of Arrangement;

(b) A Shareholder who wishes to dissent shall provide a written objection to the Corporate Secretary of Bell Canada at Bell Canada’s registered office located at 1000, rue de La Gauchetière Ouest, Suite 4100, Montréal, Québec, Canada H3B 5H8, no later than 5:00 o’clock p.m. (Eastern time) on the second to last business day prior to the Special Meeting;

(c)	Any Dissenting Shareholder shall be entitled, in the event that the Plan of Arrangement becomes effective, to be paid by Bell Canada the fair value of the shares held by such Dissenting Shareholder determined as at the close of business on the business day immediately preceding the Special Meeting;
As to any additional Interim Order
     AUTHORIZES Bell Canada to petition this Honourable Court and, if and when necessary, to seek any additional Interim Order;
As to Final Order
     DECLARES that compliance by Bell Canada with the provisions of this Interim Order shall constitute good and sufficient service of this application for Final Order by Bell Canada to all of the Shareholders and to any other person and that no other form of service need be made and no other material need be sent or served on such persons in respect of these proceedings;
     ORDERS that Bell Canada shall make proof of service with one or more affidavits to the effect that the Proxy Material was sent in accordance with this Interim Order;
     ORDERS that the Shareholders (and any transferee after the record date of December 19, 2006) and all other persons notified in accordance with this Interim Order shall be parties to this application for Final Order and shall be bound by the orders and findings of this Court in connection with the Final Order;
     ORDERS that Bell Canada shall present, unless it decides otherwise, this application for Final Order with a certified copy of the Arrangement Resolution duly passed;
     THE WHOLE without costs.
(signed) Jean-François Buffoni

Bell Canada Management Proxy Circular

The Letter of Transmittal, certificates for Bell Canada Preferred Shares and any other required documents must be sent or delivered by each depositing Preferred Shareholder or the depositing Preferred Shareholder’s broker, commercial bank, trust company or other nominee to the Depositary at one of its address specified below.
Offices of the Depositary, for this Offer:
COMPUTERSHARE TRUST COMPANY OF CANADA
By Registered Mail, Hand or Courier:
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1
By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 2K6
Attention: Corporate Actions
Telephone: 1-800-561-0934 (toll-free)
Facsimile (toll-free): 1-888-453-0330 (toll-free in Canada and in the United States)
Email: bce@computershare.com

Any questions or requests for assistance may be directed to the Depositary at the addresses and telephone number specified above. Preferred Shareholders also may contact the Dealer Managers or the telephone numbers specified below or their broker, commercial bank or trust company for assistance concerning the Arrangement. Additional copies of the Letter of Transmittal may be obtained from the Depositary. Manually executed photocopies of the Letter of Transmittal will be accepted.
The Dealer Managers for the Offer are:

In Canada:	In the United States:
BMO Nesbitt Burns Inc. 1 First Canadian Place Toronto, Ontario M5X 1H3 Telephone: 416-359-8385	BMO Capital Markets Corp. 3 Times Square New York, New York 10036 United States Telephone: 1-866-638-5886